List of material information made public in Japan from April 25 , 2008 to June 25, 2008

	Descriptions	Information (*) Provided to
Exhibit 1.	Semiannual Securities Report dated April 25, "SUMCO RECEIVES FAVORABLE DECISION FROM THE U.S. COURT OF APPEALS FOR THE FEDERAL CIRCUIT IN A PATENT LAWSUIT."	DKLFB
Exhibit 2.	Press Release dated May 28, 2008 with a title "Brief Statement of Consolidated Financial Results for and at the End of the First Quarter (ended April 30, 2008) of Fiscal Year 2008 (ending January 31, 2009)"	TSE
Exhibit 3.	Press Release dated June 2, 2008 with a title "Re. Company Split of a Part of Business from Our Subsidiary into Ourselves"	TSE
Exhibit 4.	Annual Report 2008	Public

(*)"DKLFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.

Exhibit 1

June 25, 2008

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 9th Fiscal Year
from February 1, 2007
to January 31, 2008

This Annual Securities Report concerning the fiscal year ended January 31, 2008(hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on April 25, 2008 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection on website of EDINET, at the Head Office of SUMCO Corporation (the "Company") and at The Tokyo Stock Exchange Inc., on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended January 31, 2008.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report 2008 of the Company, published in June 2008 (see Exhibit 4).

(TRANSLATION)

This brief statement on the first quarter ended April 30, 2008 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Consolidated Financial Results for and at the End of the First Quarter (ended April 30, 2008) of Fiscal Year 2008 (ending January 31, 2009)

Forward Looking Statement

The statements and figures contained in this Brief Statement of Consolidated Financial Results for and at the end of the First Quarter (three months ended April 30, 2008) for the fiscal year ending January 31, 2009 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of SUMCO are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

Brief Statement of Consolidated Financial Results for and at the End of the First Quarter (ended April 30, 2008) of Fiscal Year 2008 (ending January 31, 2009)

May 28, 2008

Company name: SUMCO CORPORATION
Code Number: 3436

First Section of the Tokyo Stock Exchange
URL: http://www.sumcosi.com/

Representative: Title: President, Name: Kenjiro Shigematsu

Contact person: Title: Public Relations & IR Department General Manager, Name: Hiroshi Shibuya
Tel: (03) 5444-3915

(Amounts smaller than a million yen are rounded down.)

1. Consolidated Business Results (three-month cumulative total) to the first quarter of the fiscal year ending January 31, 2009 (February 1, 2008 through April 30, 2008)

(1) Financial and Operating Results (Consolidated) (Percentages represent changes from the corresponding quarter of the previous fiscal year)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Q1 of FY 2008	113,258	1.9	24,697	△28.1	22,695	△32.1	12,173	△33.1
Q1 of FY 2007	111,118	78.8	34,350	121.6	33,432	141.0	18,199	120.3
For the year ended January 31, 2008	474,951	–	140,385	–	133,028	–	74,879	–

	Net Income per Share for the current quarter	Diluted Net Income per Share for the current quarter
	Yen & Sen	Yen & Sen
Q1 of FY 2008	49.05	–
Q1 of FY 2007	71.54	–
For the year ended January 31, 2008	294.34	–

(2) Financial Situation (Consolidated)

	Total Asset	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen & Sen
Q1 of FY 2008	682,907	386,455	48.5	1,381.37
Q1 of FY 2007	589,773	344,334	52.1	1,207.16
For the year ended January 31, 2008	710,495	415,510	50.5	1,409.59

(3) Cash Flow (Consolidated) (February 1, 2008 - April 30, 2008)

	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalent at the end of the Quarter
	Million yen	Million yen	Million yen	Million yen
Q1 of FY 2008	16,338	△41,392	△11,116	19,991
Q1 of FY 2007	33,327	△27,277	△7,671	35,377
For the year ended January 31, 2008	188,516	△149,230	△18,705	57,755

2. Business Result Forecast for Fiscal Year 2008 (Consolidated) (February 1, 2008 - January 31, 2009)

We have not revised the forecasts we announced on March 6, 2008.

3. Others

(1) Changes in important subsidiaries during the interim period
(changes in particular subsidiaries involving modifications to the scope of consolidation): No

(2) Application of simplified accounting methods: Yes

(3) Any changes in accounting policies from the latest fiscal year: Yes

(Note) For details, please refer to "3. Others" of [Qualitative Information, Financial Statements and others] on page 3.

[Qualitative Information, Financial Statements and others]

1. Qualitative Information on consolidated business performance

In the current first quarter, consolidated business results progressed in line with the forecasts announced on March 6, 2008. Specifically, the SUMCO Group recorded net sales of 113,258 million yen, operating profit of 24,697 million yen, ordinary profit of 22,695 million yen, and net income for the quarter of 12,173 million yen.

2. Qualitative Information on consolidated financial position

(1) Situation of assets, liabilities and net assets

Total assets at the end of the current first quarter came to 682,907 million yen, down 27,588 million yen from the end of the previous fiscal year. The main components for the decrease included an 8,845 million yen decline in notes and accounts receivable, trade, and a 37,500 million yen reduction in securities, offsetting a 16,381 million yen increase in tangible fixed assets.

Liabilities at the end of the current first quarter reached 296,451 million yen, rising 1,467 million yen from the end of the previous fiscal year. The increase reflected a 25,000 million yen climb in commercial paper and a 2,763 million yen rise in notes and accounts payable for equipment, offsetting a 26,309 million yen fall in other current liabilities, owing to income taxes paid.

Net assets at the end of the current first quarter totaled 386,455 million yen, down 29,055 million yen from the end of the previous fiscal year. Major factors behind the decrease included 29,999 million yen outlaid to acquire treasury stock and 6,995 million yen spent on dividend payment, offsetting net income of 12,173 million yen for the first quarter. SUMCO TECHXIV Corp. will be made a wholly owned subsidiary through a share exchange on May 30, 2008. We plan to allot our treasury stock in the subsidiary to its shareholders.

(2) Cash Flow

Cash and cash equivalents at the end of the current first quarter declined 37,764 million yen from the end of the previous fiscal year to 19,991 million yen.

Cash generated by operating activities reached 16,338 million yen. Major factors included net income for the quarter before taxes of 22,695 million yen, depreciation and amortization of 20,573 million yen, and a decrease in notes and accounts receivable, trade of 6,911 million yen. These offset 39,413 million yen outlaid for the payment of corporation and other taxes.

Cash used in investing activities was 41,392 million yen, principally reflecting 40,996 million yen spent on acquiring tangible and intangible fixed assets.

Cash used in financing activities stood at 11,116 million yen. Short-term borrowings raised 28,621 million yen, but this was more than offset by 29,999 million yen disbursed for the acquisition of treasury stock and 6,995 million yen spent on dividend payments.

3. Others

(1) Changes in important subsidiaries during the interim period (changes in particular subsidiaries involving modifications to the scope of consolidation)

None.

(2) Application of simplified accounting methods

Tax expenses are calculated using the annual predicted tax rate.

(3) Changes in accounting policies from the latest fiscal year

(Application of accounting standards to lease transactions)

The Company and its consolidated subsidiaries in Japan previously processed financial leases other than ownership transfers in compliance with lease transaction methods. Starting in the current consolidated fiscal year, however, they adopted the accounting procedures for regular sales transactions for processing such leases.

4. (SUMMARY) FIRST QUARTER CONSOLIDATED FINANCIAL STATEMENTS

(1) (SUMMARY) FIRST QUARTER CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Millions of yen)

Item	End of Previous Corresponding Quarter (Q1 End of FY 2007)	End of Current Quarter (Q1 End of FY 2008)	(Reference) Previous Term End (End of FY 2007)	Changes vs. Previous Term End
	Amount	Amount	Amount	Amount
(Assets)				
I. Current assets	(223,375)	(190,946)	(236,701)	(△45,754)
Cash and Time deposits	36,377	20,991	21,255	△264
Notes and accounts receivable, trade	104,331	79,706	88,551	△8,845
Securities	–	–	37,500	△37,500
Inventories	69,843	75,439	74,559	879
Other current assets	12,824	14,810	14,834	△24
II. Fixed assets	(366,397)	(491,960)	(473,793)	(18,166)
Tangible fixed assets	311,509	418,408	402,026	16,381
Intangible fixed assets	38,154	36,332	36,127	205
Investments and other assets	16,733	37,219	35,639	1,579
Total assets	589,773	682,907	710,495	△27,588
(Liabilities)				
I. Current liabilities	(183,474)	(228,751)	(227,581)	(1,169)
Notes and accounts payable, trade	35,659	36,710	38,571	△1,860
Short-term borrowings	87,382	70,917	69,315	1,602
Commercial paper	–	25,000	–	25,000
Current portion of long-term payable for capital lease	1,166	1,447	1,472	△25
Accounts payable for equipment	30,329	56,368	53,605	2,763
Other current liabilities	28,935	38,308	64,617	△26,309
II. Fixed liabilities	(61,964)	(67,699)	(67,402)	(297)
Long-term borrowings	38,227	37,203	38,138	△934
Long-term payable for capital lease	4,853	4,314	5,263	△948
Other long-term liabilities	18,883	26,181	24,000	2,181
Total liabilities	245,438	296,451	294,984	1,467

Item	End of Previous Corresponding Quarter (Q1 End of FY 2007)	End of Current Quarter (Q1 End of FY 2008)	(Reference) Previous Term End (End of FY 2007)	Changes vs. Previous Term End
	Amount	Amount	Amount	Amount
(Net assets)				
I. Shareholder's equity				
Capital	114,107	114,107	114,107	–
Capital surplus	78,310	78,310	78,310	–
Retained earnings	114,134	171,828	166,246	5,581
Treasury stock	△2	△30,002	△2	△29,999
Total shareholder's equity	306,549	334,243	358,661	△24,418
II. Variance of valuation/translation etc				
Net unrealized gain on available-for-sale securities	37	△41	△37	△4
Gain and losses of deferred hedge	△21	1	△2	3
Revaluation reserve for land	2,252	2,252	2,252	–
Foreign currency translation adjustments	△1,718	△4,935	△2,276	△2,658
Total Shareholders' equity	550	△2,722	△63	△2,659
III. Minority interests	37,234	54,935	56,913	△1,977
Total net assets	344,334	386,455	415,510	△29,055
Total liabilities and net assets	589,773	682,907	710,495	△27,588

(2) (SUMMARY) FIRST QUARTER CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(Millions of yen)

Item	Previous Corresponding Quarter (Q1 of FY 2007)	Current Quarter (Q1 of FY 2008)	Changes vs. Previous Corresponding Quarter	(Reference) Previous Term (FY 2007)
	Amount	Amount	Amount	Amount
I. Net Sales	111,118	113,258	2,139	474,951
II. Cost of sales	66,139	77,226	11,086	287,826
Gross profit	44,979	36,031	△8,947	187,124
III. Selling, general and administrative expenses	10,628	11,333	705	46,738
Operating profit	34,350	24,697	△9,652	140,385
IV. Non-operating income	(304)	(243)	(△61)	(1,623)
Interest and dividend income	71	87	16	329
Foreign-exchange gain	–	0	0	–
Other	233	155	△78	1,293
V. Non-operating expense	(1,223)	(2,246)	(1,022)	(8,980)
Interest expense	686	568	△117	2,602
Foreign-exchange loss	76	–	△76	1,959
Other	460	1,677	1,216	4,419
Ordinary profit	33,432	22,695	△10,737	133,028
VI. Extraordinary gain	–	–	–	–
VII. Extraordinary loss	–	–	–	2,149
Income before income taxes and minority interests	33,432	22,695	△10,737	130,879
Income taxes	12,370	9,439	△2,931	42,592
Minority interests	2,862	1,082	△1,779	13,406
Net income	18,199	12,173	△6,025	74,879

(3) (SUMMARY) FIRST QUARTER CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Millions of yen)

Category	Previous Corresponding Quarter (Q1 of FY 2007) Amount	Current Quarter (Q1 of FY 2008) Amount	(Reference) Previous Term (FY 2007) Amount
I. Operating activities			
Income before income taxes and minority interests	33,432	22,695	130,879
Depreciation and amortization	14,671	20,573	66,317
Amortization of goodwill	558	551	2,317
Increase or decrease in notes and accounts receivable, trade(increase is shown with △)	△12,537	6,911	2,856
Increase or decrease in inventories (increase is shown with △)	△4,697	△2,775	△9,894
Increase or decrease in notes and accounts payable, trade(decrease is shown with △)	1,027	249	4,405
Other	6,783	7,920	4,758
Sub total	39,238	56,125	201,640
Interest and dividend received	70	87	328
Interest paid	△629	△460	△2,724
Income taxes paid	△5,351	△39,413	△10,727
Net cash provided by operating activities	33,327	16,338	188,516
II. Investing activities			
Payments for purchase of tangible and intangible fixed assets	△27,325	△40,996	△148,781
Other	47	△396	△449
Net cash used in investing activities	△27,277	△41,392	△149,230
III. Financing activities			
Net increase or decrease in short-term borrowings (decrease is shown with △)	6,212	28,621	△1,892
Proceeds from long-term borrowings	–	–	4,200
Repayments of long-term borrowings	△9,954	△1,687	△23,894
Proceeds from sale of assets due to finance lease contracts	–	–	1,545
Repayments of long-term payable for capital lease	△629	△650	△1,209
Proceeds from capital increase by consolidated subsidiaries	–	–	13,649
Payments for purchase of treasury stock	△1	△29,999	△1
Dividend paid	△3,179	△6,995	△10,175
Dividends paid to minority shareholders	△118	△403	△927
Net cash provided by (used in) financing activities	△7,671	△11,116	△18,705
IV. Foreign currency translation adjustment on cash and cash equivalents	△6	△509	170
V. Increase or decrease in cash and cash equivalents (decrease is shown with △)	△1,627	△36,680	20,750
VI. Increase or decrease in cash and cash equivalents due to changes in the scope of consolidation	–	△1,084	–
VII. Cash and cash equivalents at beginning of period	37,005	57,755	37,005
VIII. Cash and cash equivalents at end of period	35,377	19,991	57,755

(4) SEGMENT INFORMATION

[Segment Information by type of business]

During the corresponding quarter of the previous fiscal year (first quarter of the fiscal year ended January 31, 2008) and the current quarter (first quarter of the fiscal year ending January 31, 2009), the business of the SUMCO group has concentrated solely on the "high-purity silicon" segment and therefore the segment description by type of business is omitted.

[Geographic segment information]

Corresponding Quarter of Previous Fiscal Year: First Quarter (ended April 30, 2007) of Fiscal Year 2007 (ended January 31, 2008)

(Millions of yen)

	Japan	North America	Asia	Europe	Total	Elimination or corporate	Consolidated
Sales	108,217	20,085	9,027	6,797	144,127	△33,009	111,118
Operating expense	78,359	17,747	6,537	6,722	109,367	△32,599	76,767
Operating profit	29,857	2,338	2,490	74	34,760	△409	34,350

Current Quarter: First Quarter (ended April 30, 2008) of Fiscal Year 2008 (ending January 31, 2009)

(Millions of yen)

	Japan	North America	Asia	Europe	Total	Elimination or corporate	Consolidated
Sales	110,308	14,327	10,590	5,136	140,363	△27,105	113,258
Operating expense	85,368	13,742	9,827	5,149	114,087	△25,527	88,560
Operating profit	24,940	585	762	△12	26,275	△1,578	24,697

(Reference) Previous Term (Fiscal Year Ended January 31, 2008)

(Millions of yen)

	Japan	North America	Asia	Europe	Total	Elimination or corporate	Consolidated
Sales	457,383	77,436	43,201	27,118	605,140	△130,188	474,951
Operating expense	322,904	71,100	32,215	27,322	453,543	△118,977	334,565
Operating profit	134,479	6,335	10,986	△204	151,596	△11,210	140,385

<Attached Reference>

Report of Consolidated Financial Results

For the three month ended April 30, 2008

May 28, 2008

Registered company name: SUMCO TECHXIV CORPORATION
Representative: Takashi Abe, President

1. Consolidated Results of Operations (For the three month ended April 30, 2008)

(1) Consolidated results of operations (Millions of yen, unless otherwise stated)

	Net sales	Change	Operating income	Change	Ordinary income	Change	Net income	Change
FY2009 Q1	29,058	4.7%	2,587	(55.6%)	2,088	(68.3%)	935	(74.0%)
FY2008 Q1	27,759	-%	5,833	-%	6,586	-%	3,596	—
FY2008	117,132		20,980		23,190		14,139	

	Net income per share	Net income per share (diluted)
FY2009 Q1	¥30.96	-
FY2008 Q1	¥119.08	-
FY2008	¥468.18	-

Notes: 1. Amounts less than one million yen have been truncated.

2. Year-on-year percentage changes are not shown for the first quarter of the fiscal year ended January 2008 because the accounting term was changed in the fiscal year ended January 2007.

(2) Consolidated financial position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio	Net assets per share
FY2009 Q1	181,484	82,227	30.6%	¥1,837.23
FY2008 Q1	133,119	58,425	31.9%	¥1,407.28
FY2008	176,979	85,036	32.2%	¥1,886.89

(3) Consolidated cash flows (Millions of yen, unless otherwise stated)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalent at the end of the year
FY2009 Q1	6,663	(10,102)	(649)	6,917
FY2008 Q1	-	-	-	-
FY2008	28,149	(38,408)	18,281	11,426

Note: Consolidated cash flows are not shown for the first quarter of the previous fiscal year because the disclosure of consolidated quarterly cash flows started in the first quarter under review.

2. Other Information

(1) Changes in significant subsidiaries during the period
(changes in specific subsidiaries resulting in changes in the scope of consolidation): None
(2) Use of simplified accounting method: Yes
(3) Change in accounting methods adopted in recent consolidated fiscal term: Yes

Note: For more information, please see "3. Others" on p. 3 "Qualitative Information, Financial Statements, etc."

(Reference) Overview of Non-consolidated Performance

Non-consolidated Results of Operations (For the three month ended April 30, 2008)

(Millions of yen, unless otherwise stated)

	Net sales	Change	Operating income	Change	Ordinary income	Change	Net income	Change
FY2009 Q1	20,797	(8.5%)	579	(84.0%)	976	(75.0%)	698	(70.2%)
FY2008 Q1	22,740	—	3,614	—	3,908	—	2,341	—
FY2008	90,452		11,036		12,742		8,265	

	Net income per share	Net income per share (diluted)
FY2009 Q1	¥23.13	-
FY2008 Q1	¥77.52	-
FY2008	¥273.69	-

Note: Year-on-year percentage changes are not shown for the first quarter of the fiscal year ended January 2008 because the accounting term was changed in the fiscal year ended January 2007.

Qualitative Information, Financial Statements, etc.

1. Qualitative Information Concerning Consolidated Business Performance

Consolidated business results in the first quarter under review were in line with the forecasts announced on March 6, 2008. Specifically, the Company recorded net sales of 29,058 million yen, operating profit of 2,587 million yen, ordinary profit of 2,088 million yen, and net income for the quarter of 935 million yen.

2. Qualitative Information Concerning Consolidated Financial Position

(1) Situation of assets, liabilities and net assets

Total assets at the end of the current first quarter increased 4,504 million yen from the end of the previous fiscal year, reflecting factors such as an increase in tangible fixed assets and other items that resulted from facility and capacity expansion for 300-mm silicon wafers.

Liabilities at the end of the current first quarter rose 7,314 million yen from the end of the previous fiscal year.

Net assets at the end of the current first quarter fell 2,809 million from the end of the previous fiscal year on foreign currency translation adjustments and other factors, offsetting net income for the quarter of 935 million yen. As a result, the equity ratio declined from 32.2% at the end of the previous fiscal year to 30.6%.

(2) Cash flows

Cash and cash equivalents at the end of the current first quarter fell 4,508 million yen from the end of the previous fiscal year, to 6,917 million yen.

Cash generated by operating activities stood at 6,663 million yen. Net income for the quarter before taxes of 2,091 million yen and depreciation and amortization of 5,998 million yen outweighed 2,452 million yen outlaid for the payment of corporation and other taxes.

Cash used in investing activities was 10,102 million yen, primarily because of 10,091 million yen spent on acquiring tangible and intangible fixed assets.

Cash flows used in financing activities was 649 million yen, as 237 million yen from the sale of assets due to finance lease contracts was more than offset by 754 million yen spent on dividend payments.

3. Others

(1) Changes in important subsidiaries during the term under review (changes in specified subsidiaries that result in scope of consolidation:

None

(2) Use of simplified accounting method:

Simplified methods of accounting are partly applied in calculations for cost of sales adjustment, taxes, etc.

(3) Change in accounting methods adopted in recent consolidated fiscal term:

1) In accordance with changes in accounting standards, early application of the following accounting standards is made:
   - Accounting Standard Board Standard No. 9, Accounting Standard for Measurement of Inventories
   - Accounting Standard Board Standard No. 13, Accounting Standard for Lease Transactions
   - Practical Issues Task Force No.18, Tentative Treatment for the Unification of Accounting Policies of Foreign Subsidiaries in Preparing Consolidated Financial Statements

2) Following our conversion into a wholly owned subsidiary of SUMCO CORPORATION through a share exchange, we changed the accounting treatment for the following items to comply with the practice at our holding company.
   - Changed the useful life of small-diameter silicon wafer production facilities from five to seven years
   - Changed the valuation method for raw materials and supplies from the moving average method to the progressive average inventory method
   - Moved the loss on disposal of fixed assets from operating expenses to non-operating expenses
   - Moved the gain on sale of scrap waste from non-operating income to operating income.

4. Summary of Quarterly Consolidated Financial Statements

(1) Summary of Quarterly Consolidated Balance Sheet

(Millions of yen, %)

Account	1st Quarter FY2008 (on Apr. 30, 2007)	1st Quarter FY2009 (on Apr. 30. 2008)	Change		(Reference) FY2008 (on Jan. 31, 2008)
	Amount	Amount	Amount	Ratio of change	Amount
ASSETS					
I. Current Assets					
1. Cash and cash equivalents	6,170	6,917			9,926
2. Notes and accounts receivable, trade	23,492	23,022			23,116
3. Inventories	18,356	19,495			19,667
4. Other current assets	3,675	7,153			8,871
Loss allowance for doubtful receivables	(60)	(57)			(59)
Total current assets	51,633	56,531	4,897	9.5	61,522
II. Fixed Assets					
1. Tangible fixed assets	73,266	113,317			103,253
2. Intangible fixed assets	1,157	1,571			1,391
3. Investments and other assets	7,066	10,066			10,813
Loss allowance for doubtful receivables	(4)	(2)			(2)
Total fixed assets	81,485	124,953	43,467	53.3	115,457
Total assets	133,119	181,484	48,364	36.3	176,979
LIABILITIES					
I. Current Liabilities					
1. Notes and accounts payable, trade	14,551	14,230			14,040
2. Short-term borrowings	22,761	29,623			30,092
3. Income taxes payable	2,459	1,113			2,997
4. Other current liabilities	11,919	32,372			22,936
Total current liabilities	51,692	77,339	25,647	49.6	70,067
II. Fixed Liabilities					
1. Long-term debt	17,650	15,100			15,100
2. Other fixed liabilities	5,351	6,817			6,774
Total fixed liabilities	23,001	21,917	(1,084)	(4.7)	21,874
Total liabilities	74,693	99,256	24,562	32.9	91,942
NET ASSETS					
I. Shareholders' Equity					
1. Common stock	11,636	11,636			11,636
2. Capital surplus	12,824	12,824			12,824
3. Retained earnings	17,899	32,991			32,811
4. Treasury stock	(0)	(1)			(1)
Total shareholders' equity	42,360	57,451	15,091	35.6	57,271
II. Valuation and Translation Adjustments					
1. Net unrealized gains on available-for-sale securities	59	2			12
2. Deferred gains or losses on hedges	(12)	(3)			10
3. Foreign currency translation adjustment	92	(1,966)			(310)
Total valuation and translation adjustments	139	1,967	(2,107)	—	(287)
III. Minority Interests	15,926	26,743	10,817	67.9	28,053
Total Net Assets	58,425	82,227	23,801	40.7	85,036
Total Liabilities and Net Assets	133,119	181,484	48,364	36.3	176,979

(2) Summary of Condensed Quarterly Consolidated Income Statement

(Millions of yen, %)

Account	1st Quarter FY2008 (on Apr. 30, 2007)	1st Quarter FY2009 (on Apr. 30. 2008)	Change		(Reference) FY2008 (on Jan. 31, 2008)
	Amount	Amount	Amount	Ratio of change	Amount
I. Net Sales	27,759	29,058	1,299	4.7	117,132
II. Cost of Sales	19,084	23,120	4,036	21.2	83,240
Gross profit	8,674	5,938	(2,736)	(31.5)	33,892
III. Selling, General and Administrative Expenses	2,841	3,350	509	17.9	12,912
Operating income	5,833	2,587	(3,246)	(55.6)	20,980
IV. Non-Operating Income	889	149	(739)	(83.2)	3,879
1. Interest income and other income	889	149			3,879
V. Non-Operating Expenses	136	648	512	376.5	1,670
1. Interest expense	96	182			483
2. Other expenses	39	466			1,186
Ordinary income	6,586	2,088	(4,497)	(68.3)	23,190
VI. Extraordinary Income	—	2	2	—	868
1. Gain on sale of stocks of subsidiaries	—	—			868
2. Others	—	2			0
VII. Extraordinary Expenses	—	—	—	—	587
1. Technology division relocation cost	—	—			587
Income before income taxes and minority interest	6,586	2,091	(4,495)	(68.3)	23,470
Income taxes	1,974	655	(1,319)	(66.8)	2,983
Minority interest	(1,015)	(501)	514	50.7	(6,348)
Net income	3,596	935	(2,661)	(74.0)	14,139

(3) Summary of Consolidated Statement of Cash Flows

(Millions of yen,)

	1st Quarter FY2009	(Reference) FY2008
Account	Amount	Amount
I. Net cash provided by operating activities		
Net income before income taxes	2,091	23,470
Depreciation and amortization	5,998	17,081
Decrease (increase) in account receivable	(166)	(1,140)
Decrease (increase) in inventories	(141)	(2,173)
Increase (decrease) in notes and accounts payable	403	(267)
Others	1,086	(1,877)
Sub total	9,271	35,093
Interest and dividends received	28	32
Interest paid	(184)	(468)
Income taxes paid	(2,452)	(6,507)
Net cash provided by operating activities	6,663	28,149
II. Net cash used in investing activities		
Payment for purchase of tangible/intangible fixed assets	(10,091)	(38,424)
Payment for purchase of subsidiaries' stock	—	(971)
Others	(11)	987
Net cash used in investing activities	(10,102)	(38,408)
III. Net cash provided by financing activities		
Net increase (decrease) in short-term loans payable	(54)	4,991
Proceeds from long-term loans payable	—	4,200
Repayment of long-term loans payable	—	(4,200)
Proceeds from sale of assets due to finance lease contracts	237	1,140
Payment for finance leases payable	(78)	(63)
Payment for purchase of treasury stock	(0)	(1)
Dividends paid	(754)	(996)
Payment of dividends to minority shareholders	—	(438)
Proceeds from issuance of common stock for minority shareholders	—	13,649
Net cash provided by financing activities	(649)	18,281
IV. Effect of exchange rate changes on cash and cash equivalents	(419)	38
V. Increase (decrease) in cash and cash equivalents	(4,508)	8,061
VI. Cash and cash equivalents, beginning of year	11,426	3,364
VII. Cash and cash equivalents, end of year	6,917	11,426

(Translation)

June 2, 2008

To whom it may concern:

Company name: SUMCO CORPORATION
(Code No: 3436: First Section of TSE)
Representative: Kenjiro Shigematsu
President and Representative Director
Contact: Hiroshi Shibuya
General Manager of Public Relations & IR Dept.
(Telephone: 03-5444-3915)

Re. Company Split of a Part of Business from Our Subsidiary into Ourselves

We are pleased to announce as follows, that we have resolved at our board of directors' meeting dated June 2, 2008, to conduct a company split which on August 1, 2008 will split, from SUMCO TECHXIV CORPORATION into ourselves, the business of the Sales & Marketing Division (without the business regarding overseas bases), Discrete Silicon Division, Technology Division (without the business regarding the Taiwan Support Department), Manufacturing Engineering Department 1, Manufacturing Engineering Department 2 and Manufacturing Engineering Section of Manufacturing Department, and the conclusion of a company split agreement today.

1. Purpose of the company split

On October 18, 2006, we acquired 51.00% of the issued and outstanding shares of SUMCO TECHXIV CORPORATION (formerly known as "Komatsu Electronic Metals Co., Ltd") through a takeover bid, and as a result SUMCO TECHXIV CORPORATION became a subsidiary company of ourselves. After the takeover bid, we caused SUMCO TECHXIV CORPORATION to become a wholly owned subsidiary of ourselves by a share exchange on May 30, 2008. Now, as the third stage, we have resolved to conduct a company split which will split, from SUMCO TECHXIV CORPORATION into ourselves, the business of the Sales & Marketing Division (without the business regarding overseas bases), Discrete Silicon Division, Technology Division (without the business regarding the Taiwan Support Department), Manufacturing Engineering Department 1, Manufacturing Engineering Department 2 and Manufacturing Engineering Section of Production Department (hereinafter collectively the "Business").

Our group intends to utilize management resources in an even more effective manner, so that both companies can achieve maximization of corporate value, by implementing the above measures to integrate sales & marketing and technology functions with ourselves, and position SUMCO TECHXIV CORPORATION as a manufacturing subsidiary of ourselves.

2. Summary of the company split

(1) Schedule of the company split

Resolutions of the board of directors for the company split	June 2, 2008 (Monday)

Execution of the company split agreement	June 2, 2008 (Monday)
(The following are the expected dates.)	
Public notice of the record date of the shareholders' meeting	Nothing falling under the company split since it will be implemented through a summary company split proceeding for which a resolution of the shareholders' meeting is not required
Record date of the shareholders' meeting	Nothing falling under the company split since it will be implemented through a summary company split proceeding for which a resolution of the shareholders' meeting is not required
Resolution of the shareholders' meeting for the company split	Nothing falling under the company split since it will be implemented through a summary company split proceeding for which a resolution of the shareholders' meeting is not required
Effective day of the company split	August 1, 2008 (Friday)
Due date of delivery of share certificates (proceeds)	We will not deliver shares (proceeds).

(2) Type of the company split
It is an absorption-type company split which will split the Business from SUMCO TECHXIV CORPORATION into ourselves.

(3) Allotment through the company split
There is no allotment because SUMCO TECHXIV CORPORATION is a wholly owned subsidiary of ourselves.

(4) Reduction of capital, etc.
Nothing falling under.

(5) Handling of share options and bonds with share options of SUMCO TECHXIV CORPORATION
SUMCO TECHXIV CORPORATION has no outstanding share options or bonds with share options.

(6) The rights and obligations which we will receive through the company split

We will receive the following rights and obligations with respect to the Business:

(i) The rights and obligations which we will receive through the company split.

(a) The rights and obligations based on a sales agreement or other agreements belonging to the Business.

(ii) The rights and obligations which we will not receive through the company split.

(a) The employment agreement with the employees who engage in the Business.

(b) All the agreements which are necessary for the Manufacturing Division of SUMCO TECHXIV CORPORATION.

(7) Possibility of performance of the debts of SUMCO TECHXIV CORPORATION and ourselves

We expect that SUMCO TECHXIV CORPORATION can pay their debts on and after the effective date of the company split. This is because it is assumed that the amount of the assets of SUMCO TECHXIV CORPORATION will fully exceed that of the liabilities of them on and after the company split, and that there are no affairs in the course of business which might adversely affect the performance of the debts by SUMCO TECHXIV CORPORATION.

The amount of the assets is JPY 512,807 million (separated) and that of the liabilities is JPY 180,728 million (separated) in our balance sheet at January 31, 2008, and therefore the amount of the assets is JPY 332,078 million more than that of the liabilities in such balance sheet. Taking into consideration the status of our assets and liabilities and the contemplated changes in them until the effective date of the company split, it can be assumed that the amount of our assets will fully exceed that of our liabilities. Also, we have not forecasted largely decreased receipts or a continuous loss which might adversely affect the performance of the debts by ourselves. Accordingly, we state that we can pay our debts on and after the effective date of the company split.

3. Summary of Information on SUMCO CORPORATION and SUMCO TECHXIV CORPORATION

(1)	Company Name	SUMCO CORPORATION	SUMCO TECHXIV CORPORATION
(2)	Description of Business	Manufacturing and sales of silicon wafers	Manufacturing and sales of silicon wafers
(3)	Date of Incorporation	July 30, 1999	April 18, 1960
(4)	Head Office	2-1, Shibaura 1-chome, Minato-ku, Tokyo	1324-2, Masuragaharamachi, Omura-shi, Nagasaki
(5)	Representative	Kenjiro Shigematsu President and Representative Director	Takashi Abe President and Representative Director
(6)	Capital Stock(as of May 31, 2008)	JPY 114,107,100,000	JPY 11,636,000,000
(7)	Shares Issued (as of May 31, 2008)	257,751,739 shares	30,200,000 shares
(8)	Total Equity (as of January 31, 2008)	JPY 415,510 Million (Consolidated)	JPY 85,036 Million (Consolidated)

(9)	Total Assets (as of January 31, 2008)	JPY 710,495 Million (Consolidated)		JPY 176,979 Million (Consolidated)
(10)	Fiscal Year-End	January 31		January 31
(11)	Employees (as of January 31, 2008)	9,526 (Consolidated)		3,117 (Consolidated)
(12)	Major Clients	Sumitomo Corporation Samsung Japan Corporation Intel Corporation and others		Komatsu Silicon America, INC. Toshiba Semiconductor Company NEC Electronics Corporation and others
(13)	Major Shareholders and their Shareholdings Ratio	Sumitomo Metal Industries, Ltd. (28.18%) Mitsubishi Materials Corporation (28.18%) (as of January 31, 2008)		SUMCO CORPORATION (100%) (as of May 31, 2008)
(14)	Main Financing Bank	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, LTD and others		Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation and others
(15)	Relationship between SUMCO CORPORATION and SUMCO TECHXIV CORPORATION	Capital Relationship	SUMCO CORPORATION owns 100% of the total number of issued shares of SUMCO TECHXIV CORPORATION.	
		Personnel Relationship	One (1) director of SUMCO CORPORATION also assumes office as director of SUMCO TECHXIV CORPORATION. One (1) director and one (1) full-time statutory auditor of SUMCO CORPORATION also assume office as statutory auditors of SUMCO TECHXIV CORPORATION. One (1) director of SUMCO TECHXIV CORPORATION also assumes office as director of SUMCO CORPORATION. Two (2) statutory auditors of SUMCO TECHXIV CORPORATION also assume office as one (1) director and one (1) full-time statutory auditor of SUMCO CORPORATION.	
		Business Connection	As part of its operation, SUMCO CORPORATION sells fabricated materials (monocrystalline ingots) to SUMCO TECHXIV CORPORATION. As part of its non-operating transactions, each company allows the other access to its own intellectual property. As a result, each company incurs royalties payable to the other.	
		Applicability of Related Parties Relationship	SUMCO TECHXIV CORPORATION is a consolidated subsidiary of SUMCO CORPORATION.	

(16) Financial results of the past 3 fiscal years

	SUMCO CORPORATION (Receiving company) (Consolidated)			SUMCO TECHXIV CORPORATION (splitted company) (Consolidated)		
Fiscal Year-End	January 2006	January 2007	January 2008	March 2006	January 2007	January 2008

Net Sales (Million Yen)	220,526	319,385	474,951	86,667	84,257	117,132
Operating Profit (Million Yen)	44,340	84,390	140,385	8,970	14,179	20,980
Ordinary Profit (Million Yen)	36,554	75,835	133,028	9,945	15,128	23,190
Net Income (Million Yen)	20,486	72,051	74,879	5,598	8,857	14,139
Net Income Per Share (yen)	195.61	597.66	294.34	185.38	293.30	468.18
Cash Dividends Per Share (yen)	20.00	50.00	55.00	12.00	16.00	50.00
Shareholders' Equity Per Share (yen)	1,350.41	2,297.90	1,409.59	1,018.94	1,300.09	1,886.89

Note 1: On December 19, 2006, we newly issued 6,850,000 shares of common stock through a public offering.

Note 2: On January 15, 2007, we newly issued 650,000 shares of common stock through private placement.

Note 3: On February 1, 2007, we implemented a two-for-one share split.

Note 4: Due to the change in the fiscal year end, SUMCO TECHXIV CORPORATION's fiscal year that ended January 31, 2007 lasted for a period of ten (10) months from April 1, 2006 to January 31, 2007.

Note 5: On May 30, 2008, SUMCO TECHXIV CORPORATION and we conducted a share exchange through which SUMCO TECHXIV CORPORATION became a wholly owned subsidiary company of ourselves. By the share exchange, 1.20 shares of common stock of ourselves was allotted and delivered in exchange for each share of SUMCO TECHXIV CORPORATION.

4. Summary of the Business

(1) Summary of the Business

We will receive the following rights and obligations with respect to the Business:

(i) The rights and obligations which we will receive through the company split.

(a) The rights and obligations based on a sales agreement or other agreements belonging to the Business.

(ii) The rights and obligations which we will not receive through the company split.

(a) The employment agreement with the employees who engage in the Business.

(b) All the agreements which are necessary to the Manufacturing Division of SUMCO TECHXIV CORPORATION.

(2) The financial results of the Business as of January 31, 2008

	The Financial Results of the Business (a)	The Financial Results of SUMCO TECHXIV CORPORATION as of January 31, 2008 (b)	Ratio (a/b)
Net Sales (Million Yen)	89,514	90,452	98.96%

NOTE: SUMCO TECHXIV CORPORATION does not prepare financial statements representing the profit from the Business.

(3) The subject and amount of the assets and liabilities (as of April 30, 2008) (Million Yen)

The Assets		The Liabilities	
The Subject	The Book Value	The Subject	The Book Value
Current Assets	20,058	Current Liabilities	22,379
Property, Plant and Equipment and Investments and Other Assets	2,320		
The Amount	22,379	The Amount	22,379

5. Our Status after the company split

(1)	Company Name	There is no change
(2)	Description of Business	There is no change
(3)	Head Office	There is no change
(4)	Representative	There is no change
(5)	Capital Stock	There is no change
(6)	Total Equity	To be determined
(7)	Total Assets	To be determined
(8)	Fiscal Year-End	There is no change

(9) Overview of accounting treatment

Because SUMCO TECHXIV CORPORATION is a wholly owned subsidiary of ourselves and therefore the transaction contemplated herein will fall under "common control transactions," the amount of the assets and that of the liabilities of SUMCO TECHXIV CORPORATION are estimated by the appreciated book value when we estimate such amounts.

(10) Impact on financial results

SUMCO TECHXIV CORPORATION will be positioned as a manufacturing subsidiary after the company split, and will continuously take a role as an important strongpoint for manufacturing. Also, we plan to start examining a variety of matters, including the merger between SUMCO TECHXIV CORPORATION and ourselves.

In addition, the impact of the company split on ourselves is expected to be insignificant on a consolidated basis.

We are trying to estimate the impact on a separate account, and will disclose it as soon as we have finished such estimation.

End of document.

ANNUAL REPORT

2008

For the year ended January 31, 2008



SUMCO

SUMCO CORPORATION



Kenjiro Shigematsu
President

ANNUAL REPORT

2008

For the year ended January 31, 2008



SUMCO

SUMCO CORPORATION

SUMCO

Profile

SUMCO Group comprises nine subsidiaries in Japan and 15 overseas subsidiaries and one affiliate in Japan. We have our own manufacturing facilities based in and outside of Japan and maintain sales operations in Japan, the United States, Europe, and Asia. In this annual report, "we", "our", "us", "SUMCO", "SUMCO Group", and "the Group" refer to SUMCO Corporation and its consolidated subsidiaries and affiliates, taken as a whole, and "SUMCO Corporation" and the "Company" refer to SUMCO Corporation on a non-consolidated basis.

By supplying high-grade silicon wafers, which are vital to the fabrication of semiconductor devices, SUMCO Corporation contributes to industrial progress and improvements in the quality of life.

By concentrating resources in the 300mm wafer business, in anticipation of further market expansion, we aim to enhance profit growth and facilitate corporate value on the basis of secure, long-term relationships with our customers rooted in trust.

Table of Contents

Forward-looking Statements

This annual report contains forward-looking statements that include but are not limited to statements regarding plans and strategies, current and future expectations with respect to business activities, financial condition, results of operations and forecasts. We rely on information regarding the silicon wafer market and semiconductor device market from Gartner, Inc., World Semiconductor Trade Statistics, Inc., Semiconductor Equipment and Materials International, Semiconductor Industry Association and other third party sources. Although we believe that information from Gartner and other third party sources is reliable, we cannot guarantee that this information is accurate or complete. As a result, investors should be aware that market and similar data contained in this publication, and estimates and beliefs based on such data, may not be reliable. SUMCO is not obligated to announce or otherwise make publicly available updates or revisions to these forecasts. In many cases, there are statements regarding the industry and SUMCO's position in the industry that are based on SUMCO's experience and investigation of market conditions. There is no assurance that any of these assumptions are accurate.

Forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual performance may differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements incorporate assumptions, estimates and data that may be incorrect or imprecise and involve risks and uncertainties.

Consolidated Financial Highlights

SUMCO Corporation and Consolidated Subsidiaries
Years ended January 31

	2006	2007	2008	2008
		Millions of yen		Thousands of U.S. dollars
Net sales	¥ 220,527	¥ 319,386	**¥ 474,951**	**$ 4,463,825**
Operating profit	44,341	84,390	**140,386**	**1,319,417**
Net income	20,486	72,051	**74,880**	**703,759**
Total assets	351,934	578,854	**710,495**	**6,677,585**
Liabilities with interest	127,260	136,250	**114,189**	**1,073,206**
Total equity	161,680	327,318	**415,510**	**3,905,169**
Per share data in Yen and U.S. dollars		Yen		U.S. dollars
Net income	¥ 195.61	¥ 597.66	**¥ 294.34**	**$ 2.77**
Total equity	1,350.41	2,297.90	**1,409.59**	**13.25**
Equity ratio (%)	45.9	50.5	**50.5**	
D/E ratio (times)	0.8	0.5	**0.3**	

Note: 1. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥106.40 to $1, the rate of exchange at January 31, 2008.

2. Liabilities with interest = Long-/short-term bank loan balance + Accrued liabilities for finance lease

Net sales


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2006
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Operating profit & Net income


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Net income

Liabilities with interest & Total equity


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500,000
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2006
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Liabilities with interest
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Equity ratio (Left scale)
D/E ratio (Right scale)



Kenjiro Shigematsu
President

SUMCO

A Message from the President

In the fiscal year ended January 31, 2008, we made steady progress in building a foundation for the further strengthening of the overall corporate capability of our Group under our medium-term business vision, which aims to double our corporate capability.

To begin with, operations of the new SUMCO Group, including new member SUMCO TECHXIV, made a full-fledged start. Towards our goal of demonstrating the capabilities of the new SUMCO Group to the maximum, the different business sections at both companies took on a great number of constructive measures aimed at realizing synergies in the medium term. Furthermore, we made steady advances toward the establishment of an integrated operating structure that includes our technological, sales, and manufacturing divisions with a project aimed at concentrating our bases. On another note, we decided to liquidate SUMCO France S.A.S, which produced small-size wafers of 150mm or under, further accelerating the Group reorganization designed to meet the growing demand for large-size wafers.

Operationally, we further intensified our intention of concentrating our business resources on our 300mm wafer business, by fully utilizing the resources of the Group for advanced capacity expansion. We also made a decision to make additional capital investment on the capacity expansion of silicon wafers for solar energy cells, with a strong expectation of developing it into a new core business.

Going forward, the SUMCO Group will take a proactive management approach in meeting strong demands expected in the future, and we will make every effort to meet the expectations of our shareholders and other stakeholders by increasing corporate value.

K. Shigematsu

JUNE 2008

Theme 1 **Business performance and major activities in the fiscal year ended January 31, 2008**

QUESTION 1

The Group posted substantial gains in sales and profits in the past fiscal year. What is your view on the performance of the business for the fiscal year ended January 31, 2008?

It was a good year, with a sharp rise in sales and profits. Consolidated net sales rose by 48.7% while operating profits advanced 66.4% compared with the last fiscal year.

Looking at sales growth, the main driving factor was steady expansion in business. Sales of 200mm wafers were almost as planned, at a level similar to the previous fiscal year. Although we are still expanding our 300mm wafer business, the Group's monthly production reached 845,000 in December 2007, significantly boosting sales. The sales growth also reflected the full year inclusion of the results of SUMCO TECHXIV, which became a subsidiary in 2006.

A second factor contributing to sales growth was the generally favorable business environment. Global demand for wafers was extremely robust in the first half of 2007. Although business conditions deteriorated in the second half because of inventory corrections for semiconductor devices, a fall in DRAM prices and other circumstances, over the whole year demand was more or less firm. Also, stable wafer prices supported sales growth.

Our higher profits, on the other hand, can principally be attributed to the Group's overall cost reduction efforts. Measures to reduce costs implemented by the production plants and other departments and divisions, measures to improve efficiencies in materials procurement through better routes or conditions, and the capturing of synergies from the inclusion of SUMCO TECHXIV in our Group, all went according to plan.



The considerable growth in sales and profits in the fiscal year was only one milestone on the way to achieving our business vision.

QUESTION 2

How would you evaluate the Group's activities during the past fiscal year from a medium-term point of view?

In February last year, at the beginning of the fiscal year, we unveiled the SUMCO Group 2010 Vision, the goal of which was to "Double our Corporate Capabilities" by the year 2010. This plan aims to double our corporate capabilities in terms of both quality and quantity.

To start with we can consider performance as a measure of quantitative corporate capabilities, and as we described previously, the Group did post large gains in sales and profits. However, since our goal is to become the "Top runner in the silicon wafer industry," we view last year's performance as only a milestone on the way towards our goal of becoming the 'top runner' in the silicon wafer industry, and we need to continue implementing proactive strategies aimed at expanding our business. We believe that the decisions that were made and the measures that were implemented to bring us closer to our goal are more important.

Specifically, we have made a decision to make the necessary capital investment to boost our 300mm wafer monthly output capacity to 1.66 million wafers, and the entire Group is making concerted efforts to expand capacity. This brings us one step closer towards our goal of increasing the Group's 300mm monthly wafer output capacity to 2 million wafers.

We have also decided to invest another ¥14.5 billion in our new plant for silicon wafers for solar energy cells to grow this business into a core business. We have set up a new business unit in the Solar Division to promote business development of this business. On the other hand, proceeding with our Group strategy of aggressively concentrating on larger-sized wafers, we closed SUMCO France S.A.S, which manufactured silicon wafers of 150mm or under.

In terms of a qualitative doubling of our corporate capabilities, our goal is to have the strongest team of people in the industry. To this end, we have built a new center for the development of next generation technology at Imari, which will house all of our technical and research staff working in this area.

As you can see, it has been a year of steady progress in laying down the foundation for achieving our vision of doubling our corporate capabilities.

Theme 2 **Wafer Market Conditions and Demand Trends**

QUESTION 3

Would you please tell us about the current market conditions for the wafer market, especially for 300mm wafers, and your outlook for future demand?

Looking at the market conditions in the short term, the prevailing view in the market is that despite sluggish conditions in the first half of 2008 caused by the carryover of the downturn in the market in the second half of 2007, there will be a recovery in the second half of 2008. We share that forecast for the market.

If we extend our view to the medium and long term, we are convinced that wafer shipments will continue to grow. That confidence is not only based on the predictions of independent institutions, but also on the results of analysis of information received directly from our customers around the world.

The most important point to keep in mind in forecasting the medium-to-long term trends in the market is the view that "As a whole, the semiconductor market can only expand." Most experts would probably agree on this point. In recent years, the trend towards digitization and the use of information technology (IT) has steadily accelerated. In addition to its popularization through a range of digital information consumer products, such as personal computers, mobile phones, LCD televisions, MP3 players, digital cameras and DVD players, the trend has spread to the automotive industry, where the use of IT has grown rapidly over the past several years. The same type of movement is expected to be seen in the medical field. These trends represent just the beginning of what is to come. Given the ability of digital technology and IT to do things simultaneously, in real time, and in the same space, we believe that there is still strong potential for a broader application of these technologies.

Greater use of these technologies will require more semiconductor devices. If you then consider that silicon wafers are an essential item in the manufacture of semiconductor devices, it simply follows that demand for silicon wafers will follow a firm upward growth line in the medium-to-long term.

In recognition of the increased production efficiency provided by larger-sized wafers in the manufacture of semiconductors, the industry is shifting to 300mm wafers. In our case, if we calculate shipments in terms of surface area, our 300mm wafer shipments were only a little more than 10% of that of the 200mm wafers in the fiscal year ended January 2003. In the fiscal year under review, the shipments of these two sizes were almost equal.

Another positive factor in this picture is the relatively stable prices of silicon wafers. Semiconductor devices lack price stability due to intense competition—new products enjoy only an extremely short period of dominance in the market. One of the special features of silicon wafers, however, is that because they represent relatively only a small portion of the manufacturing costs of semiconductor devices, they do not suffer the same large swings in prices.

As a whole, the semiconductor market can only expand—This overriding view is the key premise on which our market outlook is based.

QUESTION 4

What then is happening in the 200mm wafer market?

The shift to larger-sized wafers has not resulted in a rapid contraction of the 200mm wafer market. Looking at shipments, shipments of the 200mm wafers have remained steady at almost the same level.

Ordinarily, products that have been "dethroned" begin to see a steady deterioration in their prices, even if their sales volumes remain the same. While looking out over the long term the 200mm wafer will be no exception to this rule, over the medium term—the next few years—we think we can expect prices to continue to remain extremely firm.

For example, looking at their performance in the fiscal year under review, we can see that shipments of 200mm wafers for memory chips declined because of the significant drop in DRAM prices. However, not only did shipments of 200mm wafers for other products increase, but prices rose as well, albeit only a little. In judging the fate of the 200mm wafers, we have to keep a close eye on the Chinese and other semiconductor manufacturers from emerging countries. If these manufacturers decide for the time being to introduce second hand facilities to products that use 200mm wafers rather than building new 300mm wafer-compliant production facilities, there is a possibility that the 200mm wafer market will become more active instead.

Based on this perspective for demand and taking a relatively careful and conservative view, we believe that shipments of 200mm wafers will remain almost flat for the next three to five years. This will be a strong base to support our 300mm wafer market growth strategy.



Theme 3 Major Strategies Going Forward

QUESTION 5

To start with, could you explain your strategy for 300mm wafers?

Global monthly shipments of 300mm wafers had expanded to about 2.7 million wafers by the end of 2007. This figure is expected to rise to more than 5 million wafers in the near future. In light of this trend, we have a vision which aims to increase our monthly output capacity to 2 million wafers in the immediate future. Presently, we have a fully funded program for expanding our monthly output capacity to 1.66 million wafers by March 2010. We expect that, by the time global monthly shipments reach 5 million wafers, our Group will have its 2-million wafer production organization in place.

While that is not our ultimate goal, it certainly is the line which we are drawing for now. We are aiming for sustained growth based on our 300mm wafer operations, and we are looking to quickly becoming the 'top runner' in the silicon wafer industry.

By the way, during the period in the second half of 2007 when the market softened, we were often asked whether we would keep up with our capital investments. As we mentioned previously, the outlook for the market for the first half of 2008 is perhaps not truly optimistic.

However, let's remember that capital investment is not a short-term process. You cannot increase production overnight when the market actually picks up. Therefore, from the medium-to-long term point of view, we are pressing on with our active capital investment program. Naturally, depreciation is going to rise accordingly. But it is important not to be distracted by the short-term trends in the market, and keep our eyes on the core movement in the market in making our current planned capital investments to be sure of meeting growing demand. We hope our shareholders understand that position.

QUESTION 6

What is the purpose behind the concept of the new base where you are gathering together your next generation technology development teams?

Looking at technology in terms of the relationship between the Company and its customers, we see three different levels. We have technology used to satisfy the requirements of our customers for their business. We have technology that satisfy the customers' expectations that we can introduce advanced "seed" technologies that could help their business. We also have technology that anticipates the future needs of our customers. Our actual products represent a fusion of all these technologies. One element that is common to all these technologies is the necessary requirement of cost reduction benefits. Without it, even the most advanced technology will not tip the scales in terms of added value. Consequently, the mission of our technology teams is to pursue all technological development on a cost benefit basis. It is a key point in establishing a Win-Win relationship with the customers.

At the new technology base being built at Imari, we are gathering together all of our next generation technical personnel. We believe that having a variety of technical personnel assembled in the one place will present several advantages. technical personnel will not fall in the trap of pursuing solitary unconnected themes and development can be efficiently kept constantly in tune with customer needs. In addition, the new base is located on the same site as production lines. Because of this physical proximity, we expect that our technical personnel will make it a habit to approach technology development on a production-line-connected basis, from the perspective of so-called on-site manufacturing conditions, enhancing the immediate effectiveness of our technologies.

Any capital investment we can make to meet growing demand will benefit us.

QUESTION 7

What synergies can we expect to arise from the new SUMCO Group due to the inclusion of SUMCO TECHXIV?

Each business section is working on possible synergies resulting from the acquisition of SUMCO TECHXIV, and their programs are proceeding as planned. Particularly in technological areas, we are pleased to note that there has been a great deal of progress achieved through exchanges of technical personnel throughout the Group.

Still, our focus in 2008 is on making capital investments for the future. The process of integrating SUMCO TECHXIV into our business organization will accelerate as we move forward. People should be looking to see that the fruits of our efforts will begin to emerge in the year 2009 and beyond.

QUESTION 8

Would you tell us about your business goals for silicon wafers for use in solar energy cells ("photovoltaic silicon wafers") that the Company is planning to develop into a core business?

As one measure for curbing global warming, more and more countries around the world are ramping up their use of solar energy cells for electric power generation. In recognition of this trend, we have been for some time manufacturing the photovoltaic silicon wafers equivalent to 100MW of electric power generation annually for the purpose of investigating the commercial potential of this business and developing our manufacturing technology and know how.

In 2007, we decided that SUMCO had sufficient technology and an adequate supply chain to compete in the solar energy cell field. We decided to initiate a business expansion program with the goal of building our annual production of photovoltaic silicon wafers to the equivalent to 1GW (1,000 MW) of electric power generation. In the first stage of our business expansion program, we are adding the equivalent of 300MW to our existing production facilities, which should start to come steadily online in spring 2009. We might add that we already have customers for that additional production. To meet the world's growing appetite for photovoltaic silicon wafers, we are stepping up our procurement of the raw material polycrystalline silicon. For the time being we will be making step-by-step decisions to expand production towards our 1GW annual production goal.

Based on our results so far, we intend to continue our focus in this business, which in the not too distant future, should be worth more than ¥100 billion in annual sales. Given our technology and demand trends, we are confident that this goal is attainable.

Theme 4 Message to Shareholders and Investors

QUESTION 9

In conclusion, do you have any messages for shareholders and investors?

We planned our medium-to-long term vision on the basis of multiple sources of highly reliable information, and are steadfastly achieving our goals. We believe that our large gains in sales and profits in the fiscal year under review is representative of the results of those efforts. Our management stance has been to not be distracted by overly optimistic or pessimistic forecasts, and to guide our operations forward on the basis of consistent, levelheaded analysis and discussion.

In our view, 2008 could be an extremely dynamic year. The plummeting DRAM prices in the second half of 2007 suggests that there will be major structural changes in the memory industry that could spill over to the silicon wafer industry. However, the most important point is, as we mentioned previously, a medium-to-long term outlook which says that "As a whole, the semiconductor market can only expand." Most of the leading authorities would probably agree on this point. Keeping our sights on that outlook, we believe that this is a period when we must stick to our plans and follow through with our planned capital investments—and we intend to lead us forward aggressively.

In the fiscal year ending January 2009, we are forecasting growth in sales but a decline in profits. We expect this decrease in profits because of the carryover of the market downturn in the second half of last year and because of the higher depreciation expenses resulting from our bold capital investments targeting future growth in demand. Nevertheless, it is our hope that our shareholders will understand and believe in our vision, and support our medium-to-long term growth strategy.

We ask for your support of our medium-to-long term growth strategy.



SUMCO converted SUMCO TECHXIV to a wholly owned subsidiary, further unifying its organization with the goal of quickly establishing a supply system to handle the increased demand for 300mm wafers expected over the medium-to-long term.

Following the consolidation of the subsidiary in October 2006, SUMCO is focusing on building a foundation for expanding corporate synergies.

On October 18, 2006, the Company acquired 51.00% of the issued shares of SUMCO TECHXIV through a tender offer. Since the purchase, the two companies have shared a common strategy in the silicon wafer business and have pursued synergies.

Specifically, SUMCO has taken steps to quickly establish a supply system appropriate for the expected increase in demand for 300mm wafers over the medium-to-long term. The Group made active capital investments in SUMCO's Imari facilities, SUMCO TECHXIV's Nagasaki facilities, and at FORMOSA SUMCO TECHNOLOGY CORPORATION (Taiwan)'s facilities. In addition, the new SUMCO Group, including SUMCO TECHXIV, has implemented successive measures to expand corporate synergies, which have been met with a degree of success. To optimize production, procurement, and technology and development processes, the Imari facilities have begun supplying monocrystalline silicon ingots to the Nagasaki facilities. Both companies are improving procurement efficiency by cooperating in the purchase of equipment and procurement of materials. In technology development as well, construction has begun for a new base at Imari which will house the technology teams of both companies.

After consolidating SUMCO TECHXIV, SUMCO has proceeded with implementing various systems as well as integrating their organizations with a view to a possible merger.

SUMCO had determined that further unification is necessary to respond to the steadily growing expectations of customers. Accordingly, on March 6, 2008, the Company concluded a share exchange agreement to convert SUMCO TECHXIV to a wholly owned subsidiary.

Since making it a wholly owned subsidiary, SUMCO has positioned SUMCO TECHXIV as a manufacturing subsidiary. SUMCO plans to be able to systematically and strategically respond to changes in the external business environment with its new SUMCO Group framework, through sophisticated use of both companies' human resources and technology. This is to be achieved through the early unification of SUMCO TECHXIV's sales and technology organizations with that of the parent company. When the integration of both companies' systems reaches a certain stage, SUMCO will begin examining the possibility of a merger.

Under the share exchange agreement, the effective date on which SUMCO TECHXIV became a wholly owned subsidiary of SUMCO was May 30, 2008. SUMCO TECHXIV's common shares were delisted from the stock exchange on May 26, 2008 (the final trade date was May 23, 2008).

SUMCO decided to acquire treasury shares as a measure to increase stock price.

In a Board of Directors meeting held on March 6, 2008, the Company passed a resolution to acquire treasury shares. The decision was made in accordance with the provisions of Article 156 of the Corporation Law of Japan as interpreted through the provisions of Article 165, Paragraph 3 of the same law. The acquisition of treasury shares is being made as a measure to increase the stock price. Details of the acquisition resolution are as follows.

Type of shares to be acquired	Common shares of SUMCO CORPORATION
Total shares to be acquired	15 million shares (maximum), equivalent to 5.89% of issued and outstanding shares (excluding treasury shares)
Total acquisition price	¥30.0 billion (maximum)
Acquisition date	From March 7, 2008 to May 20, 2008



"Imari", a place where grated based on the key

Kyushu is called Japan's southern gateway to global markets. SUMCO's Imari facilities, the center of SUMCO's strategies for the future, is situated in this region.

Within the Imari facilities, the SUMCO Group is using approximately 326,000 square meters of the expansive site in the Kubara district where Imari No.5 Plant is located to transform the location into a leading-edge center for integration of manufacturing and development of silicon wafers based on the key words of "volume", "technology", and "environment".

Key Word 1

Volume

Advancing toward the No.1 global market share through the pursuit of active capital investment plans.

■ 300mm Wafer Monthly Production Plan



Target: 2 mil. wafers
(Unit : thousand wafers / month)
2,000
1,500
1,000
500
0
Actual
Actual
Actual
Planned
Planned
Before FY2008/1
FY2009/1
FY2010/1
FY2011/1

Our goal is to capture the No. 1 spot in global market share rankings for 300mm wafers, which have become the mainstream product in semiconductor demand. This goal is an extremely important strategy for SUMCO if it is to become the global industry leader in the medium-to-long term.

It was from this perspective that SUMCO began volume production of 300mm wafers in October 2001. Five years later, following the achievement of monthly production capacity of 450,000 wafers in September 2006, the Company upped its pace, increasing SUMCO Group monthly production capacity to 1 million wafers by March 2008. During that period, SUMCO strengthened group capabilities by consolidating SUMCO TECHXIV in 2006. In addition, in 2007, SUMCO completed Imari No. 5 Plant and Imari Monocrystalline Ingot Plant, building the foundation for future production expansion plans.

Including all production expansions that have been announced to this point, the Group is aiming to establish a monthly production capacity of 1.66 million wafers by March 2010. The Group will proceed to build on this platform with the eventual goal of achieving a 2-million wafer production capacity.

leading-edge-technological know-how is being inte-
words of "volume", "technology", and "environment".

Key Word 2

Technology

Aiming to be number one in quality as well, SUMCO is building a Technology Development Center at Imari that will be its new base for next generation technology development.

The second key word for leadership in the silicon wafer industry is technology. Our focus is on "Next Generation Technology Development" to meet semiconductor manufacturers future needs for chip-shrinkage. Currently, our R&D organization is arranged over seven locations throughout Japan. However, having positioned Imari as our functional integration region that brings together processes ranging from R&D to production, we have also decided to concentrate our R&D functions at Imari. Already, plans are underway to construct a Technology Development Center at the Imari No. 5 Plant site as our new R&D base. Technical personnel who engage in next generation technology development are expected to gather at the new base.

Evaluation & Analysis Technology, which enables evaluation and analysis at the atomic level, is playing the central role in facilitating the development of this next-generation technology. While not directly linked to profit generation, Evaluation & Analysis Technology is essential to accelerating the development of a cutting-edge silicon wafer and establishing a close system of cooperation with manufacturing. Recognizing the importance of this technology in earning the absolute trust of our customers in our technical capabilities, we remain fully committed to this area.

Based on the new organization, SUMCO plans to establish its technological superiority as No. 1 in the industry in product quality and in next generation technology development. Underpinned by the trust semiconductor manufacturers around the globe have in our products and services, we will work to translate these advantages into growth in the medium-to-long term.


Map A
Map B
Map C

Mapping image produced using a ultra-precision microscope.
•Map A: Observation of a foreign substance
•Maps B, C: Composition and analysis of foreign substance.



Illustration of Technology Development Center



Ultra-precision microscope

Key Word 3

Environment

SUMCO is making a full-scale entrance in to the solar power generation field, which is drawing much attention as an environmental technology.


SUMCO Solar


Illustration of new factory in Imari



7m
5.8m

Comparison of the average height of a giraffe (male) and a silicon ingot

It not only has the application as a source of independent power generation for households and offices, but also for electric power stations. Solar power generation currently accounts for only 0.04% of the world's electric power generation, however, this proportion is expected to increase and there is plenty of room for growth in the solar power generation business.

In line with this growth, demand for photovoltaic silicon wafers is rising sharply. In September 2007, SUMCO decided to expand operations with the goal of achieving a business scale equivalent* to 1GW (gigawatts) per year (calculated in terms of power generation capacity of solar energy cells produced). In the initial stage, we are constructing a new plant on the adjoining site of the Imari No. 5 Plant with an annual production capacity equivalent* to 300MW (megawatts). The new plant is scheduled to begin operations in spring 2009. We have already received orders for all of the production of this new plant.

The major categories of solar energy cell panels are crystalline (produced by SUMCO and others) and non-crystalline (thin film type, etc.). Currently, crystalline solar energy cell panels are the mainstream product. SUMCO uses a proprietary improved electromagnetic casting method to improve competitiveness. In addition, we are considering additional production increases to further boost the expansion of these operations.

* 1GW (gigawatt) is 1,000MW (megawatts)


Photovoltaic silicon wafer


Example of installation at a regular house (detached household)

The Environmental Activities

Imari also plays a central role in the environmental activities of the SUMCO Group. Guided by the Group's corporate philosophy of contributing to a prosperous society through the production and supply of silicon wafers, we intend to continue to develop our business with unfaltering consideration of environmental protection and to be a good corporate citizen that aims to coexist and co-prosper with local communities.

The silicon wafers produced by SUMCO are an essential substrate material for semiconductor products. Semiconductors are used extensively in automobiles, consumer electronics, and energy conservation devices and contribute substantially to reducing the impact on the environment. Consequently, silicon wafers are said to play an extremely large role in environmental protection. On the other hand, silicon wafer production processes use large amounts of energy, water, and chemical substances. This is particularly true under the current conditions of rapid expansion in the production of 300mm wafers, which is further increasing the amounts used. SUMCO is pursuing measures to reduce the amounts of energy, chemical substances, and pure water used in production as well as the amount of industrial waste, not only in its manufacturing and plant management operations but also throughout the entire company.

To control the use of chemical substances, we have established Green Procurement Standards and carry out activities that include associated companies, outsourcing companies, and customers. These activities are aimed at strengthening our efforts to reduce the environmental burden caused by our businesses and to manage hazardous substances. Naturally, we recognize that environmental education is the foundation of all environmental activities, and place great emphasis on education and training programs in which we include related cooperating companies. Especially for employees with jobs that have a notable impact on the environment, we conduct competence assessments and aim to ensure that these jobs are properly done by requiring appropriate qualifications or technical certification.

Environmental Improvement Case Study (Energy Conservation): Change in Air Conditioning and Humidification Method (Ecowet)


Cold water
Hot water
Ecowet method
Hot water
controller
Temperature sensor
Room heating
heat
heat
Fresh air
HG
HG
G
HG
Filter
Water supply
Cooling coils
Heating coils

The clean rooms used for manufacturing semiconductors require precise control of humidity, with the air conditioning units processing external air intake having to maintain an absolute degree of humidity for the air entering the room. In the past, a steam method was generally used as the method of achieving precise humidity. However, SUMCO started using a new vaporization method for humidification with the goal of conserving energy. In comparison with the previous method, the new method reduces energy use by 40% to 50%. Moreover, the effectiveness of the wet filter that is a special feature of this new method makes it possible to supply even cleaner air.

Fiscal Business Performance

During the fiscal year under review, demand grew for products incorporating semiconductors. While shipment volumes continued to expand at a high pace, growth in shipment values slowed due to a large drop in DRAM prices and inventory corrections for some semiconductor devices. Amid these circumstances, the silicon wafer market again expanded favorably overall, with demand for 300mm wafers continuing to increase against a backdrop of growth in unit shipments of semiconductors for mainly memory applications.

Under these business conditions, the SUMCO Group proceeded with expanding production capacity for 300mm wafers, mainly at the Imari facilities. In addition, the Group moved forward with various measures to improve profitability, such as advancing corporate synergies with SUMCO TECHXIV and achieving cost reductions.

As a result, supported by the full-year contributions of SUMCO TECHXIV, which was consolidated by the Company in 2006, consolidated net sales increased 48.7% to ¥474,951 million and operating profit rose 66.4% to ¥140,386 million, reflecting the full year inclusion of the results of SUMCO TECHXIV. SUMCO recorded an income before income taxes and minority interests of ¥130,879 million, up 72.6% from the previous year despite the booking of a loss of ¥2,149 million on the closure of a plant of SUMCO France S.A.S. Consolidated net income amounted to ¥74,880 million, edging up by 3.9%. The increase in the income before income taxes and minority interests was significantly offset by the recognition of deferred tax assets totaling ¥29,749 million due to the liquidation of SUMCO USA Corporation, a U.S. holding company. Excluding this extraordinary charge, the Company's net income in the previous fiscal year was ¥42,302 million, and net income in the fiscal year under review was up by 77.0%.

Comparison of the Growth Rates of Consolidated Net Sales and Sales of 300mm Wafers


(Unit: 100 million yen)
Consolidated net sales
Sales of 300mm wafers
5,000
4,000
3,000
2,000
1,000
0
48.7%Growth
4,749
3,193
68.8%Growth
2007/1
2008/1

Breakdown of Consolidated Net Sales by Region


(Unit: 100 million yen)
Japan
North America
Asia
Europe and Others
5,000
4,000
3,000
2,000
1,000
0
8.9%
33.0%
16.4%
41.7%
6.8%
40.2%
15.3%
37.7%
2007/1
2008/1

Mainstay Products

Monocrystalline Silicon Ingot

High quality, high purity monocrystalline silicon ingots are produced using the Czochralski (CZ) method and the Magnetic Czochralski (MCZ) method.

Monocrystalline silicon ingots are formed and processed into blocks, sliced, and polished to form silicon wafers. Monocrystalline silicon ingot is the starting material for many of our products.

We are able to ensure consistent crystal silicon quality, and choose the optimal materials, to meet customer needs.

Polished Wafer (PW)

Polished wafers are produced by polishing, both chemically and mechanically, wafers sliced out of monocrystalline silicon ingots. They have excellent flatness and cleanliness.

Upon our customers' requests we can produce various external gettering layers on the back surface of polished wafers.

Polished wafers are generally delivered directly to customers for use in device processing, but are also used for in-house production of epitaxial wafers, annealed wafers, and SOI wafers.

Epitaxial Wafer (EW)

Epitaxial wafers, formed by depositing a thin, single silicon crystal layer on polished wafers by chemical vapor deposition, offer superior crystalline quality.

Epitaxial wafers are used by customers for a wide variety of applications, including memory, logic and imaging devices.

We can also produce JIW wafers, before the epitaxial stage, with buried diffusion layers designed to meet customer design specifications.

Annealed Wafer

Annealed wafers are produced by annealing polished wafers in a hydrogen or argon atmosphere to improve crystal formation on the wafer surface.

Annealed wafers improve crystal formation of the polished wafer itself while epitaxial wafers improve crystal formation on polished wafers through chemical vapor deposition of a thin

Overseas Sales

Overseas sales increased 59.0% to ¥295,956 million, generating 62.3% (up 4.0 percentage points) of consolidated net sales.

Looking at regional sales overseas, sales in North America advanced 38.8%, to ¥72,623 million, sales in Asia (except Japan) increased 80.9%, to ¥190,774 million, and sales in Europe and others rose by 15.1%, to ¥32,559 million. As a proportion of consolidated net sales, North American sales accounted for 15.3%, Asian (except Japan) sales generated 40.2%, and European and others sales amounted to 6.8%. The sales contribution of Asia (except Japan) surged during the fiscal year under review due to the marked sales growth. The sales growth in this region was primarily driven by FORMOSA SUMCO TECHNOLOGY CORPORATION, which was consolidated by the Company in October 2006.

Activities in the Others Business Segment

In the Others Business Segment, SUMCO Solar Corporation manufactures silicon wafers for solar energy cells for solar battery manufacturers, and Japan Super Quartz Corporation manufactures and sells high-purity quartz crucibles to Group companies as well as customers outside the Group. High-purity quartz crucibles are used to collect molten silicon that is produced when pulling monocrystalline silicon ingots to prevent contamination with impurities other than silicon.

SUMCO Solar Corporation conducts R&D activities aimed at enhancing quality and improving productivity. Going forward, the subsidiary is proceeding with joint efforts with the Company to upgrade technology.

The R&D activities of Japan Super Quartz Corporation focus on high-purity quartz crucibles for larger-diameter monocrystalline silicon ingots. Researchers aim to improve the quality of the transparent layer, increase durability and decrease disparities.

single silicon crystal layer.

Our annealed wafers have a good reputation, particularly for flash memory applications.

Junction Isolated Wafer (JIW)

Junction isolated wafers are epitaxial wafers with buried diffusion layers. We use photolithography, ion-implantation, and thermal diffusion technologies to form a buried layer on the wafer that meets customer design specifications, before epitaxial processing.

We collaborate closely with customers to form buried diffusion layers matching required IC patterns.

JIWs are mostly used in the transformers of household appliances, and in the power devices of industrial machinery.

Silicon-on-insulator (SOI) Wafer

We developed silicon-on-insulator (SOI) wafers to contribute to a new generation of semiconductor devices requiring larger scale integration (LSI), lower power consumption, faster operating speed, and better reliability, by implanting an oxide layer to serve as a strong electrical insulator.

There are two methods for implanting oxide layers: 1) implanting a polished wafer with a thin oxide layer before bonding it with another polished wafer; and 2) implanting a polished wafer with a thin oxide layer near the surface through oxygen ion implantation, and then annealing. We use both implantation methods.

SOI wafers are used in devices to control plasma displays, and other devices that require quick response times. Leveraging the mechanical properties of the oxide layer, SOI wafers are also used in acceleration, pressure, and other sensors to regulate car and engine performance.

We use the highest quality raw materials for the semiconductor industry, and ensure thorough quality control, to provide high-quality monocrystalline silicon wafers to meet a wide range of customer needs.

Corporate Governance / Directors, Corporate Auditors and Executive Officers

As of April 25, 2008

Fundamental Policy

SUMCO places much importance on responding to expectations of shareholders by increasing corporate value. Another priority is establishing and preserving sound relationships with all stakeholders. With this in mind, we take many actions involving corporate governance. Our main objective is to maintain a high level of transparency and fairness with regard to speedy decision-making and the execution of business operations. As part of this commitment, we disclose necessary information in a timely manner to ensure the transparency of our activities.

Corporate Governance Structure

SUMCO has nine directors, including two outside directors. The directors make decisions concerning management policies, the selection of executive officers and other important matters. The board of directors is responsible for supervising the performance of the directors and the president and other executive officers (there are 19, including individuals who serve as directors and executive officers). The board of directors meets once each month as a rule, but holds extraordinary meetings as required. SUMCO also has a Management Conference that meets twice each month as a rule to examine important subjects related to management. The committee is made up of all executives with the rank of managing executive officer and higher.

SUMCO has adopted the corporate auditor system. The board of corporate auditors has five members, including two full-time corporate auditors and three outside corporate auditors. The auditors perform audits based on a plan formulated by the board. Auditors also attend the meeting of the board of directors and other important meetings and examine business operations and the company's financial condition. These activities allow the auditors to monitor the performance of the directors.

Corporate Governance Structure



General Meeting of Shareholders
Appointment/Dismissal
Appointment/ Dismissal
Appointment/ Dismissal
Board of Directors (Directors)
Managerial Decision-Making and Supervision
Board of Corporate Auditors (Corporate Auditors)
Appointment/ Dismissal
Management Conference
Deliberation on Important Issues
Staff for Corporate Auditor
SUMCO Charter of Corporate Conduct
Business Security Committee
Risk Assessnet, Protection and Prevention, Crisis Management
Executive Officers
Execution of Overall Business Activities
Internal Organizations
Execution of Day-to-Day Operations
Internal Auditing Dept.
Internal Audit
Accounting Auditors
Accounting Audit
Subsidiaries

SUMCO has an Internal Auditing Department that is supervised directly by the company president. Responsible solely for performing internal audits, this department checks the efficiency of operations, the status of compliance activities and other aspects of SUMCO's activities. These audits are an important means of upgrading and strengthening internal controls.

Compliance

The SUMCO Charter of Corporate Conduct defines guidelines for behavior to ensure that the activities of directors, executives and employees comply with laws, regulations, the Articles of Incorporation and social standards. We also conduct activities to be certain that everyone understands and observes these guidelines. A chief compliance officer has ultimate responsibility for supervising compliance with the corporate conduct charter. Each general managers of department have to submit regular reports about compliance activities to the chief compliance officer. A hotline has been established for reporting violations of laws, regulations or the Articles of Incorporation as well as suspicious activity. Additionally, the Internal Auditing Department performs periodic audits to verify that activities of all business units and departments are proper.

To provide for the proper execution of business activities throughout SUMCO Group, all subsidiaries have a code of conduct that is similar to the SUMCO Charter of Corporate Conduct. This creates a framework for the ethical and legal behavior of every member of the SUMCO Group.

Directors and Corporate Auditors

Representative Director	Kenjiro Shigematsu
Director	Yuichi Muramatsu
Director	Yutaka Hirose
Director	Takashi Abe
Director	Yoshiaki Shida
Director	Kazufumi Yanaga
Director	Naoyuki Hosoda
Director	Yoichi Taguchi
Director	Michiharu Takii
Full-time Corporate Auditor	Fumio Iida
Full-time Corporate Auditor	Katsutoshi Fukushima
Corporate Auditor	Hitoshi Tanaka
Corporate Auditor	Mayuki Hashimoto
Corporate Auditor	Kitaro Yoshida

Executive Officers

President	Kenjiro Shigematsu
Executive Vice President	Yuichi Muramatsu
Executive Vice President	Yutaka Hirose
Executive Vice President	Takashi Abe
Senior Managing Executive Officer	Yoshiaki Shida
Senior Managing Executive Officer	Kimihito Matsuo
Senior Managing Executive Officer	Masahiro Fujisawa
Managing Executive Officer	Hidemi Sumiya
Managing Executive Officer	Kazufumi Yanaga
Managing Executive Officer	Yukihiro Saeki
Managing Executive Officer	Harumitsu Endo
Executive Officer	Kenichi Yamashita
Executive Officer	Kazumasa Shoji
Executive Officer	Shigeo Sumita
Executive Officer	Tamio Kobayashi
Executive Officer	Tatsuaki Matada
Executive Officer	Yoichi Tsuchiya
Executive Officer	Hisashi Furuya
Executive Officer	Kazuo Hiramoto

Overview

SUMCO Group comprises nine subsidiaries in Japan (seven consolidated and two non-consolidated) and 15 subsidiaries overseas (12 consolidated and three non-consolidated). In addition, SUMCO belongs to the corporate groups of Sumitomo Metal Industries, Ltd., and Mitsubishi Materials Corporation.

The group comprising SUMCO Corporation and its subsidiaries (hereinafter referred to as the "Group") is engaged solely in the crystalline silicon business, which is divided into two categories. The first category is silicon wafers for semiconductors, which is represented primarily by the manufacture and sale of silicon wafers to manufacturers of semiconductor devices. The second category is other businesses, which includes, primarily, the manufacture and sale of silicon wafers for solar energy cells and of high-purity quartz crucibles for use in the manufacturing process of silicon wafers.

Group Production Organization

The Group's 300mm wafer production operations have manufacturing bases at the Imari, Saga, and Yonezawa facilities, at the Nagasaki facilities of SUMCO TECHXIV and at FORMOSA SUMCO TECHNOLOGY CORPORATION.

The manufacturing bases for 200mm or under wafers are located at the Imari, Saga, Kansai, Yonezawa, and Chitose facilities, at the Nagasaki and Miyazaki plants of SUMCO TECHXIV, at SUMCO Phoenix Corporation in the United States and its manufacturing subsidiaries, at PT. SUMCO Indonesia and at FORMOSA SUMCO TECHNOLOGY CORPORATION.

A portion of the equipment used in the process of manufacturing silicon wafers for semiconductors is purchased from companies related to, but not consolidated by, the Company: Sumitomo Metal Fine Technology Co., Ltd., a subsidiary of Sumitomo Metal Industries, Ltd., and Mitsubishi Material Techno Corporation, a subsidiary of Mitsubishi Materials Corporation.

The Group also procures raw materials from Mitsubishi Materials Corporation and its subsidiaries and from Osaka Titanium Technologies Co., Ltd., an affiliate of Sumitomo Metal Industries, Ltd.

Group Sales Organization

The Group has established the following organization to enable marketing to semiconductor manufacturers globally. In Japan, the Group has sales offices in Tokyo, Osaka, and Fukuoka, while SUMCO USA Sales Corporation is responsible for North America. In Asia, Group subsidiaries in Taiwan and Singapore carry out sales activities. There are also technical support subsidiaries in Taiwan and the Republic of Korea. The U.K. sales subsidiary SUMCO Europe Sales Plc and SUMCO TECHXIV EUROPE N.V. market to Europe and the surrounding regions.

Sales

Net sales increased by ¥155,565 million, or 48.7%, from ¥319,386 million in the previous fiscal year, to ¥474,951 million. Sales growth was mainly attributable to the increase in sales of 300mm wafers, SUMCO's core product, and the inclusion of the full-year results of SUMCO TECHXIV.

Cost of sales and SG&A expenses

The ratio of cost of sales to net sales improved by 3.4 percentage points over the previous fiscal year, to 60.6% in the fiscal year 2007. This improvement resulted from higher production volumes associated with sales growth along with ongoing progress in cost-cutting measures such as boosting production yields and productivity. The ratio of SG&A expenses to net sales was 9.8%.

Operating profit

Due to the above factors, operating profit increased by ¥55,996 million, or 66.4%, over the previous fiscal year from ¥84,390 million to ¥140,386 million.

Other income (expenses)

Other expenses (net) increased by ¥953 million over the previous fiscal year to ¥9,507 million. The increase was primarily due to an extraordinary loss of ¥2,150 million related to the closing of the plant of consolidated subsidiary SUMCO France S.A.S., despite a ¥1,079 million decline in the loss on sales and disposals of fixed assets.

Net income

As a result of these factors, net income amounted to ¥74,880 million, rising marginally by 3.9% over the previous fiscal year. This small increase was the results of the recognition of deferred tax assets of ¥20,750 million due to the losses incurred from the liquidation of the Group's U.S. holding company, SUMCO USA Corporation.

Current assets

Current assets totaled ¥236,702 million, advancing by ¥20,104 million compared with the previous fiscal year. The increase was mainly due to an increase in cash and time deposits and marketable securities totaling ¥20,750 million, reflecting strong results and other factors.

Property, plant and equipment and investments and other assets

Property, plant and equipment and investments and other assets totaled ¥473,793 million, rising ¥111,537 million compared with the previous fiscal year. The primary contributors to this increase were a ¥95,315 million increase in net property, plant and equipment due mainly to capital investment to expand the 300mm wafer manufacturing capacity and a ¥14,637 million increase in other assets due to prepayment under a long-term supply polysilicon supply contract.

Current liabilities

Current liabilities totaled ¥227,582 million, an increase of ¥48,522 million compared with the previous fiscal year. The increase was primarily driven by a ¥34,041 million rise in accrued income taxes, due mainly to higher profits, and a ¥15,937 million increase in notes and accounts payable, construction and other, due mainly to the growth in capital expenditures on the 300mm wafer production facilities.

Long-term liabilities

Long-term liabilities totaled ¥67,403 million, a drop of ¥5,073 million compared with the previous fiscal year. The major components of the decrease were a ¥10,314 million decline in long-term debt and accrued financial lease payments and a ¥4,609 million rise in other long-term liabilities.

Equity

Equity totaled ¥415,510 million, an increase of ¥88,192 million compared with the previous fiscal year. Following cash dividends paid amounting to ¥10,176 million, net income increased by ¥74,880 million and minority interests increased by ¥21,887 million.

Cash Flow

Cash and cash equivalents at the end of the fiscal year 2007 was ¥57,755 million, increase by ¥20,750 million compared with the end of the previous fiscal year. This was attributable to a consolidated net cash flow of ¥188,517 million provided by operating activities, net cash of ¥149,231 million used in investing activities, and net cash of ¥18,706 million used in financing activities.

Net cash provided by operating activities was ¥188,517 million, an increase of ¥105,352 million from the previous fiscal year. This was due mainly to increases in income before income taxes and minority interests, increases in depreciation and amortization and a decline in notes and accounts receivable, trade.

Net cash used in investing activities was ¥149,231 million, an increase of ¥47,776 million from the previous fiscal year. The primary reason for the increase was the absence of the large payment made in the previous fiscal year for the acquisition of the shares of SUMCO TECHXIV, payments for purchases of tangible and intangible fixed assets in the fiscal year under review resulted in an overall increase in expenses compared with the previous fiscal year.

Net cash used in financing activities was ¥18,706 million, an increase of ¥43,547 million from the net cash provided amount in the previous fiscal year. The decline was due mainly to the absence of proceeds from issuance of common stock by the Company through public offering in the previous fiscal year, partially offset by proceeds from the issuance of common stock by FORMOSA SUMCO TECHNOLOGY CORPORATION through public offering and a decrease in repayments of long-term debt compared with the previous fiscal year.

Business Risks

The following is a list of items that SUMCO Group believes are currently existing potential risks concerning management of SUMCO Group and its engagement in the business operations. SUMCO Group is taking measures to prevent these risks being realized and to respond as required in the event that a problem occurs. All of these risk factors may have a significant effect on SUMCO Group's business or operating results.

(1) Operating environment

The silicon wafers that SUMCO Group manufactures and sells are used to produce a variety of semiconductor devices. As a result, its business is vulnerable to a number of factors related to the semiconductor industry and associated industries. Among these factors are the cyclical nature of the semiconductor industry (the so-called silicon cycle); the rapid technological progress in the semiconductor and associated industries; the tendency for products to become obsolete quickly; rapid shifts in product lineups; declines in product prices; the reliance on a limited number of customers for a large percentage of sales; volatility in the volume of orders from such customers; changes in SUMCO Group's competitive edge due to shifts in the competitive positions of peer companies; large fluctuations in demand from customers and other factors. All of these factors may have a significant effect on SUMCO Group's business or operating results.

Moreover, SUMCO Group was formed by combining the silicon wafer operations of the Sumitomo Metals group and the Mitsubishi Materials group. These two companies remain major shareholders of SUMCO Group. Any change in the relationship between SUMCO Group and these two companies may have a significant effect on SUMCO Group's business or operating results.

(2) SUMCO Group products

In general, the prices of semiconductors show decline after their release in the market due to growth in sales volumes. SUMCO Group from time to time establishes business plans that incorporate measures to offset expected declines in the prices of its products, such as by expanding its manufacturing capacity to increase sales volumes and by improving manufacturing processes to raise production yields. However, if a price declines significantly more than expected due to a sudden shift in market conditions for the product or to some other event, then the price decline could have a significant effect on the SUMCO Group's business or operating results.

In addition to the above factors, there may be problems involving product quality. In particular, a product offered to a customer may not meet the required specifications or be incompatible with the customer's own products. A problem of this nature may result in a major complaint and give rise to claims for damages concerning product quality. There

may also be problems involving the inability to improve productivity. For example, earnings may be reduced if SUMCO Group is unable to consistently increase manufacturing efficiency by improving manufacturing processes to boost production yields. There is also a risk of an interruption or significant delay in manufacturing processes due to an accident involving manufacturing equipment or other cause. Such events could reduce the manufacturing capabilities of the entire SUMCO Group and make it difficult to supply customers with certain products. These events could have a significant effect on SUMCO Group's business or operating results.

(3) Expansion of the silicon wafer for solar energy cells business

In the past SUMCO Solar, a consolidated subsidiary of SUMCO Group, has been responsible for the Group's manufacturing of silicon wafers for use in solar energy cells. However, in September 2007, the Company decided to build its own new in-house plant in Imari, Saga Prefecture, to pursue further expansion of operations. Plans call for production of wafers to come steadily on stream beginning in spring 2009, and long-term sales agreements have been signed with major customers for these wafers. The Company is proceeding with the construction of the plant with a certain amount of flexibility in the schedule. However, should construction not proceed as planned, the Company will not be able to fulfill its sales agreements, which could have a negative impact on SUMCO Group's business or operating results.

(4) Ability to procure raw materials and key manufacturing equipment and price fluctuations

SUMCO Group has long-term supply contracts with major suppliers of polysilicon, including affiliated companies of its major shareholders, in an effort to ensure a reliable supply of raw materials for its business operations, including the planned increase in its 300mm wafer and solar energy cell wafer manufacturing capacities. However, demand for polysilicon may significantly exceed the volume of this material that manufacturers can supply. This situation could not only raise prices, but also prevent manufacturers from providing their customers with a consistent supply of polysilicon. In addition, the key manufacturing equipment used by SUMCO includes specialized machinery, like the double-sided mirror polishing machine developed jointly with a subsidiary of Sumitomo Metal. Consequently, SUMCO may not be able to find an alternative supplier for such equipment. Any problems in the timely procurement of these raw materials and manufacturing equipment may have a significant effect on SUMCO Group's business or operating results.

(5) Future capital expenditures

SUMCO Group has allocated a substantial volume of its resources in order to expand the 300mm wafer business, which is the core business of SUMCO Group. While giving careful consideration to the upcoming growth in demand, the Group plans to continue making large and concentrated investments in manufacturing facilities with the aim of increasing the production volume of 300mm wafers and sustaining rapid growth of the Group. However, uncertainties that are inherent in the economy in general and in the semiconductor industry make it difficult to predict future market trends. If demand for 300mm wafers does not increase in line with the projections assumed for the above capital expenditures, capital expenditures will not be able to keep up with growth in demand for wafers, or if there are delays in installing manufacturing equipment, there may be a significant effect on SUMCO Group's business or operating results.

(6) Technology and R&D

The semiconductor industry is characterized by rapid advances in technology. Progress takes the form of higher circuit densities, finer lines, new applications for semiconductors, greater precision and higher manufacturing efficiency. Customers have a broad range of technological demands with regard to silicon wafers supplied by SUMCO Group. Furthermore, customers are constantly demanding even better specifications. For the purpose of increasing its market share, SUMCO Group is conducting R&D activities with an emphasis on technologies for 300mm wafers, a product category where demand is expected to continue growing, and on technologies for producing value-added products.

However, there is no assurance that customers will accept all technologies developed by SUMCO Group. Furthermore, R&D activities may not produce the expected benefits due to difficulties in responding to technological advances in the semiconductor industry, the Group's inability to comply with customers' demands, or other problems. These events may have a significant effect on SUMCO Group's business or operating results.

(7) Intellectual property

SUMCO Group is aware that accumulating patents and other forms of intellectual property is vital to its ability to compete with other silicon wafer manufacturers. The Group holds a large number of patents in Japan and other countries, and has many patent applications pending. In addition, the Group holds fundamental patents concerning the manufacture of crystals grown from a larger charge size and low defect crystals, high-precision double- sided polishing, and other items. The Group is also working on applying for patents involving technologies and peripheral technologies associated with existing patents.

However, there is no assurance that patents held by SUMCO Group will be sufficient to protect all of the Group's intellectual property. Furthermore, the Group may infringe

the intellectual property rights of a third party if this party already holds a patent of which the Group is not aware. If such an infringement occurs, SUMCO Group may become a defendant in litigation seeking an injunction to cease its operations, damages or other actions. These events may have a significant effect on SUMCO Group's business or operating results.

SUMCO Group has been the defendant in a U.S. lawsuit commenced by a competitor with an allegation of patent infringement. Although it was initially ruled that the Group did not infringe the competitor's patent, the litigation is still proceeding because the U.S. competitor has made an appeal. Although this litigation poses no problems for the Group's business activities at this time, there may be a significant effect on SUMCO Group's business or operating results, depending on the final outcome.

(8) Overseas operations

SUMCO Group sells silicon wafers to major semiconductor manufacturers worldwide and has manufacturing and sales operations in the United States, Europe, and Asia, as well as in Japan. In addition to exchange rate risk, therefore, the Group's production and marketing activities may be affected by national and regional economic and political developments; changes in regulatory, taxation or currency conversion restrictions; wars and acts of terrorism or epidemics or outbreaks; differences in social or labor customs and the state of social infrastructure.

(9) Environmental regulations

SUMCO Group must comply with laws and regulations in Japan and other countries concerning the environment, particularly with regard to regulations applicable to each manufacturing base. Laws and regulations cover air emissions; effluents; the use and handling of harmful substances; the disposal of industrial waste materials; investigations of soil and groundwater pollution and remediation as needed and many other items. The Group may be legally responsible for certain expenses, the payment of damages or be required to take other actions. Furthermore, in recent years, governments are tightening their environmental laws and regulations. The Group may become subject to new environmental laws and regulations in Japan and other countries. In this case, SUMCO Group may incur additional expenses for complying with these laws and regulations. Any of these events may have a significant effect on SUMCO Group's business or operating results.

(10) Natural disasters and accidents

The manufacturing bases of SUMCO Group are vulnerable to natural disasters like earthquakes, typhoons, tsunamis, and volcanic activities as well as to accidents, fires, acts of terrorism and other crises. Any of these events could interrupt manufacturing activities, damage equipment, disrupt access to water and electricity, and cause other problems that could have a significant effect on SUMCO Group's business or operating results.

In particular, the Group's 300mm wafer processing facilities are concentrated in the Imari area in line with the aim for higher operating efficiency. If the Group's Imari facilities are damaged by a natural disaster, accident, fire or other event, there may be an enormous impact on the Group's ability to manufacture and sell 300mm wafers. Such an event may have a significant effect on SUMCO Group's business or operating results.

(11) Acquisitions of other companies

When considering the acquisition of another company, SUMCO attempts to minimize risks by performing due diligence concerning the financial condition and other aspects of the relevant company under consideration. However, such acquisitions may have a negative effect on business or operating results due to unexpected changes in market conditions or other developments.

(12) Operating results and financial position

The management of SUMCO Group believes that the realignment of the Group's businesses has been largely completed. However, the Group may encounter various situations in the future, such as a significant change in the operating environment that requires another restructuring program. If this occurs, there may be an effect on SUMCO Group's business or operating results.

In addition, there may be an effect on SUMCO Group's operating results and financial condition if any of the following events occur due to a change in market conditions or other developments:

- A demand for funds that is greater than the Group had anticipated due to a shift in the operating environment or other event;
- The inability to procure funds at the desired time or under the desired terms, or the inability to generate earnings as expected, due to a change in market interest rates, market conditions or other factors;
- A significant impact on the Group's operating results associated with liabilities for retirement benefits, due to a decline in the market value of pension fund assets, a decline in the return on these assets, or a revision in the assumptions used to calculate liabilities for retirement benefits.

Consolidated Balance Sheets

SUMCO CORPORATION and Consolidated Subsidiaries
January 31, 2007 and 2008

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Assets			
Current assets:			
Cash and time deposits (Note 4)	¥ 16,605	¥ 21,255	$ 199,765
Marketable securities (Note 5)	21,400	37,500	352,444
Notes and accounts receivable:			
Trade	91,951	88,552	832,256
Other	4,856	1,303	12,246
	96,807	89,855	844,502
Allowance for doubtful accounts	(84)	(89)	(836)
	96,723	89,766	843,666
Inventories (Note 6)	65,382	74,560	700,752
Deferred income tax assets (Note 10)	11,957	8,583	80,667
Prepaid expenses and other current assets	4,531	5,038	47,349
Total current assets	216,598	236,702	2,224,643
Property, plant and equipment:			
Land (Notes 2(f) and 7)	20,938	21,371	200,856
Buildings and structures (Note 7)	146,844	169,657	1,594,521
Machinery and equipment (Note 7)	594,994	675,811	6,351,607
Construction in progress	35,835	78,860	741,165
Total	798,611	945,699	8,888,149
Accumulated depreciation	(491,900)	(543,673)	(5,109,709)
Net property, plant and equipment	306,711	402,026	3,778,440
Investments and other assets:			
Investment securities (Note 5)	2,290	1,487	13,976
Investments in unconsolidated subsidiaries and affiliates	122	143	1,344
Goodwill	32,992	30,458	286,259
Software	5,277	5,373	50,498
Deferred income tax assets (Note 10)	10,015	14,818	139,267
Other assets	4,853	19,490	183,177
Allowance for doubtful accounts	(4)	(2)	(19)
Total investments and other assets	55,545	71,767	674,502
Total assets	¥ 578,854	¥ 710,495	$ 6,677,585

See Notes to Consolidated Financial Statements.

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Liabilities and Equity			
Current liabilities:			
Short-term bank loans (Note 7)	¥ 48,968	¥ 46,705	$ 438,957
Current portion of long-term debt (Note 7)	33,566	24,082	226,335
Notes and accounts payable:			
Trade	34,808	38,571	362,509
Construction and other	43,093	59,030	554,794
	77,901	97,601	917,303
Accrued income taxes	5,849	39,890	374,906
Deferred income tax liabilities (Note 10)	0	676	6,353
Other current liabilities	12,776	18,628	175,075
Total current liabilities	179,060	227,582	2,138,929
Long-term liabilities:			
Long-term debt (Note 7)	53,716	43,402	407,914
Liability for retirement benefits (Note 8)	15,428	16,198	152,237
Deferred income tax liabilities (Note 10)	334	196	1,842
Deferred income tax liabilities on revaluation reserve for land (Notes 2(f) and 10)	1,785	1,785	16,776
Other long-term liabilities	1,213	5,822	54,718
Total long-term liabilities	72,476	67,403	633,487
Commitments and contingent liabilities (Notes 13, 14 and 16)			
Equity (Notes 9 and 18):			
Capital stock	114,107	114,107	1,072,434
Common stock			
Authorized – 402,000,000 shares in 2007 and 804,000,000 shares in 2008			
Issued – 127,200,000 shares in 2007 and 254,400,000 shares in 2008			
Capital surplus	78,310	78,310	735,996
Retained earnings	99,115	166,246	1,562,462
Net unrealized gain (loss) on available-for-sale securities	49	(37)	(348)
Deferred loss on derivatives under hedge accounting	(103)	(2)	(19)
Revaluation reserve for land (Note 2(f))	2,253	2,253	21,175
Foreign currency translation adjustments	(1,438)	(2,277)	(21,400)
Treasury stock – at cost, 121 shares in 2007 and 693 shares in 2008	(1)	(3)	(28)
Total	292,292	358,597	3,370,272
Minority interests	35,026	56,913	534,897
Total equity	327,318	415,510	3,905,169
Total liabilities and equity	¥ 578,854	¥ 710,495	$ 6,677,585

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2007 and 2008

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Net sales (Note 17)	¥ 319,386	¥ 474,951	$ 4,463,825
Cost of sales	204,270	287,827	2,705,141
Gross profit	115,116	187,124	1,758,684
Selling, general and administrative expenses (Note 11)	30,726	46,738	439,267
Operating profit	84,390	140,386	1,319,417
Other income (expenses):			
Interest and dividend income	210	330	3,102
Interest expense	(3,148)	(2,602)	(24,455)
Subsidies for investment promotion		244	2,293
Gain on sales of fixed assets	90	21	197
Gain on sales of consolidated subsidiary's shares		411	3,863
Loss on sales and disposals of fixed assets	(2,270)	(1,191)	(11,194)
Loss on devaluation of investment securities		(1,109)	(10,423)
Loss incurred with business restructuring (Note 12)		(2,150)	(20,207)
Foreign exchange loss	(1,302)	(1,959)	(18,412)
Other, net	(2,134)	(1,502)	(14,115)
Other expenses, net	(8,554)	(9,507)	(89,351)
Income before income taxes and minority interests	75,836	130,879	1,230,066
Income taxes (Note 10):			
Current	5,082	43,697	410,686
Deferred	(4,397)	(1,105)	(10,385)
Total	685	42,592	400,301
Minority interests	3,100	13,407	126,006
Net income	¥ 72,051	¥ 74,880	$ 703,759

	2007	2008	2008
	(Yen)		(U.S. dollars (Note 1))
Per share of common stock (Notes 2(q) and 18):			
Basic net income	¥ 597.66	¥ 294.34	$ 2.77
Cash dividends applicable to the year	50.00	55.00	0.52
Pro forma reflecting common stock split (Note 9)			
Basic net income	¥ 298.83	¥ 294.34	$ 2.77
Cash dividends applicable to the year	25.00	55.00	0.52

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes In Equity

SUMCO

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2007 and 2008

	2007	2008
	(Number of Shares)	
Common stock:		
At beginning of year	119,700,000	127,200,000
Stock split of common stock (Note 9)		127,200,000
Issuance of common stock (Note 9)	7,500,000	
At end of year	127,200,000	254,400,000

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Capital stock:			
Balance at beginning of year	¥ 82,174	¥ 114,107	$ 1,072,434
Issuance of common stock (Note 9)	31,933		
Balance at end of year	¥ 114,107	¥ 114,107	$ 1,072,434
Capital surplus:			
Balance at beginning of year	¥ 46,377	¥ 78,310	$ 735,996
Issuance of common stock (Note 9)	31,933		
Balance at end of year	¥ 78,310	¥ 78,310	$ 735,996
Retained earnings:			
Balance at beginning of year	¥ 32,486	¥ 99,115	$ 931,532
Net income	72,051	74,880	703,759
Cash dividends paid	(5,386)	(10,176)	(95,639)
Gain on change in interests in a consolidated subsidiary (Note 9)		2,427	22,810
Bonuses to directors	(36)		
Balance at end of year	¥ 99,115	¥ 166,246	$ 1,562,462
Net unrealized gain (loss) on available-for-sale securities:			
Balance at beginning of year	¥ 47	¥ 49	$ 461
Net change	2	(86)	(809)
Balance at end of year	¥ 49	¥ (37)	$ (348)
Deferred loss on derivatives under hedge accounting:			
Balance at beginning of year		¥ (103)	$ (968)
Net change	¥ (103)	101	949
Balance at end of year	¥ (103)	¥ (2)	$ (19)
Revaluation reserve for land:			
Balance at beginning of year	¥ 2,253	¥ 2,253	$ 21,175
Increase, net			
Balance at end of year	¥ 2,253	¥ 2,253	$ 21,175
Foreign currency translation adjustments:			
Balance at beginning of year	¥ (1,657)	¥ (1,438)	$ (13,515)
Net change	219	(839)	(7,885)
Balance at end of year	¥ (1,438)	¥ (2,277)	$ (21,400)
Treasury stock:			
Balance at beginning of year	¥ (0)	¥ (1)	$ (9)
Increase, net	(1)	(2)	(19)
Balance at end of year	¥ (1)	¥ (3)	$ (28)
Minority interests:			
Balance at beginning of year	¥ 170	¥ 35,026	$ 329,191
Increase, net	34,856	21,887	205,706
Balance at end of year	¥ 35,026	¥ 56,913	$ 534,897
Total	¥ 327,318	¥ 415,510	$ 3,905,169

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2007 and 2008

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Operating activities:			
Income before income taxes and minority interests	¥ 75,836	¥ 130,879	$ 1,230,066
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	44,151	66,317	623,280
Amortization of goodwill	1,368	2,318	21,786
Increase in allowance for doubtful accounts	3	3	28
Increase in liabilities for retirement benefits	658	785	7,378
Interest and dividend income	(210)	(330)	(3,102)
Interest expense	3,148	2,602	24,455
Net loss on sales and disposal of fixed assets	2,180	1,188	11,165
(Increase) decrease in notes and accounts receivable, trade	(19,307)	2,856	26,842
Increase in inventories	(8,636)	(9,895)	(92,998)
(Increase) decrease in other current assets	(6,349)	3,014	28,327
Increase in notes and accounts payable, trade	2,614	4,406	41,410
Increase in other current liabilities	3,781	5,674	53,327
Other, net	(1,352)	(8,177)	(76,851)
Subtotal	97,885	201,640	1,895,113
Interest and dividend received	211	329	3,092
Interest paid	(3,187)	(2,725)	(25,611)
Income taxes paid	(11,744)	(10,727)	(100,818)
Net cash provided by operating activities	83,165	188,517	1,771,776
Investing activities:			
Payments for purchases of fixed assets	(72,217)	(148,781)	(1,398,318)
Proceeds from sales of fixed assets	2,544	244	2,293
A payment for purchase of newly consolidated subsidiary's shares	(35,894)		
Proceeds from sales of investment securities	214		
A payment for purchase of consolidated subsidiary's shares		(971)	(9,126)
Proceeds from sales of consolidated subsidiary's shares	209	969	9,107
Other, net	3,689	(692)	(6,503)
Net cash used in investing activities	(101,455)	(149,231)	(1,402,547)
Financing activities:			
Decrease in short-term bank loans, net	(3,222)	(1,892)	(17,782)
Proceeds from long-term debt	4,764	5,746	54,004
Repayments of long-term debt	(34,939)	(25,104)	(235,940)
Proceeds from issuance of common stock (Note 9)	63,867		
Proceeds from consolidated subsidiary's issuance of common stock		13,649	128,280
Payments for purchase of treasury stock	(1)	(2)	(19)
Dividends paid	(5,386)	(10,176)	(95,639)
Dividends paid to minority shareholders	(242)	(927)	(8,712)
Net cash provided by (used in) financing activities	24,841	(18,706)	(175,808)
Foreign currency translation adjustments on cash and cash equivalents	302	170	1,598
Net increase in cash and cash equivalents	6,853	20,750	195,019
Cash and cash equivalents at beginning of year	30,152	37,005	347,791
Cash and cash equivalents at end of year (Note 4)	¥ 37,005	¥ 57,755	$ 542,810

See Notes to Consolidated Financial Statements.

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of SUMCO CORPORATION (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly, the Japanese Securities and Exchange Law) and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2007 consolidated financial statements to conform to the classifications used in 2008.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥106.40 to $1, the rate of exchange at January 31, 2008. Such translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be converted into U.S. dollars at that or any other rate.

2. Summary of significant accounting policies

(a) Consolidation

The consolidated financial statements as of January 31, 2007 and 2008 include the accounts of the Company and its 19 significant subsidiaries (together, the "Group").

Under the control concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated.

Investments in unconsolidated subsidiaries and affiliates are stated at cost, except that appropriate write-downs are recorded for investments in companies which have incurred substantial losses deemed to be of a permanent nature. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the identifiable net assets of the acquired subsidiary at the date of acquisition ("goodwill") is amortized over 15 to 20 years on a straight-line basis.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits, all of which mature within three months of the date of acquisition.

(c) Inventories

Inventories are stated principally at cost, determined by the average method.

(d) Marketable and investment securities

Investment securities are classified as available-for-sale securities and held to maturity debt securities. Available-for-sale securities with available fair values are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. Available-for-sale securities with no available fair values are stated at cost determined by the moving-average method. Held to debt securities are stated at amortized cost.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment, except buildings, is computed principally by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is principally applied to buildings. The useful lives are principally 31 years for buildings and structures and 7 years for machinery and equipment.

(f) Land revaluation

Under the "Law of Land Revaluation", the predecessor company, which was merged into the Company on February 1, 2002, elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of March 31, 2000. The revaluation reserve for land represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity without any effect on income. Subsequent readjustment is not permitted unless the land value declines significantly, in which case the amount of the decline in value should be removed from the revaluation reserve for land account and related deferred tax liabilities, accordingly. As of January 31, 2008, the carrying amount of the land after the above one-time revaluation exceeded the fair value by ¥2,976 million ($27,970 thousand).

(g) Long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result

from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Group has recognized no impairment losses.

(h) Software

Certain costs incurred to develop computer software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of 5 years.

(i) Retirement benefits and pension plans

The Company and certain consolidated subsidiaries have non-contributory defined benefit pension plans and unfunded retirement benefit plans for employees. The Company and its domestic consolidated subsidiaries account for the liability for retirement benefits based on projected benefit obligations and the fair value of plan assets at the balance sheet date.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date.

(j) Research and development costs

Research and development costs are charged to expenses as incurred.

(k) Leases

Finance leases that are deemed to transfer ownership of the leased property to the lessee are capitalized. Other finance leases are accounted for as operating lease transactions with certain "as if capitalized" information disclosed in the notes to consolidated financial statements in accordance with Japanese GAAP.

(l) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred taxes are measured by applying currently enacted tax rates to the temporary differences.

A valuation allowance is recognized against deferred tax assets when, based on an estimation of future taxable income and the weight of available evidence, it is determined that the assets are not expected to be recoverable.

(m) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

(n) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance-sheet date. Foreign exchange gains and losses from translation are recognized in the statement of income.

(o) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date of the subsidiaries, except for equity, which is translated at the historical exchange rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the average exchange rates during the year.

(p) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts and interest rate swaps are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

All foreign exchange forward contracts employed to hedge foreign exchange exposures are measured at the fair values and the unrealized gains or losses are recognized in income or loss. But foreign exchange forward contracts that are used as hedges for forecasted export sales transactions and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the underlying forecasted export sales transactions are recognized.

Interest rate swaps which are used as hedges and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the related losses or gains on the hedged items are recognized. However, certain interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair values. The differential paid or received under the swap agreements is recognized and included in interest expense.

(q) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common stock outstanding for the period, retroactively adjusted for stock splits effected on February 1, 2007.

Diluted net income per share is not disclosed because the Company has not issued any dilutive securities.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

3. Accounting changes

(a) Depreciation method of property, plant and equipment

Effective in the year ended January 31, 2008, in accordance with the revised Japanese Corporation tax law, the Company and its domestic subsidiaries changed the depreciation method of property, plant and equipment acquired on or after April 1, 2007. As a result of this change, operating profit and income before income taxes and minority interests decreased by ¥1,631 million ($15,329thousand), as compared with the corresponding amounts which would have been recorded under the previous method.

The effect on segment information is described in Note 17.

(b) Translating revenue and expense accounts of the consolidated foreign subsidiaries

The Company changed its accounting policy for translating revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen to more appropriately present the results of operations of the foreign consolidated subsidiaries as their significance increased. Consequently, revenue and expense accounts of the foreign consolidated subsidiaries are now translated into Japanese yen at the average rates during each subsidiary's fiscal year. Prior to December 31, 2006, they had been translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. As a result of this change, for the year ended January 31,2008, net sales increased by ¥3,153 million ($29,633 thousand), operating profit increased by ¥533 million ($5,009 thousand), and income before income taxes and minority interests increased by 567 million ($5,329 thousand), respectively, as compared with the corresponding amounts which would have been recorded under the previous method.

The effect on segment information is described in Note 17.

4. Reconciliation to cash and cash equivalents

The reconciliations of cash and time deposits in the consolidated balance sheets to cash and cash equivalents in the consolidated statements of cash flows at January 31, 2007 and 2008, are as follows:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Cash and time deposits per the balance sheets	¥ 16,605	¥ 21,255	$ 199,765
Time deposits with original maturities of more than three months	(1,000)	(1,000)	(9,399)
Marketable securities which mature within three months of the date of the acquisition	21,400	37,500	352,444
Cash and cash equivalents per the statements of cash flows	¥ 37,005	¥ 57,755	$ 542,810

5. Marketable and investment securities

The carrying amounts and aggregate fair values of marketable and investment securities with available fair values at January 31, 2007 and 2008 are as follows:

January 31, 2007	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 2,164	¥ 102	¥ 39	¥ 2,227

January 31, 2008	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 1,066	¥ 17	¥ 154	¥ 929
Held to maturity:				
Other bonds	500		0	500

January 31, 2008	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Thousands of U.S. dollars)			
Securities classified as:				
Available-for-sale:				
Equity securities	$ 10,019	$ 160	$ 1,448	$ 8,731
Held to maturity:				
Other bonds	4,699		0	4,699

Available-for-sale securities whose fair value is not readily determinable as of January 31, 2007 and 2008 are as follows:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Available-for-sale:			
Certificate of deposits	¥ 21,400	¥ 37,500	$ 352,444
Equity securities	63	58	546

Total sale amounts of available-for-sale securities sold and gains, in the years ended January 31, 2007 and 2008, are as follows:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Sales amount	¥ 214		
Gains	1		

The carrying values of debt securities by contractual maturities for securities classfied as held-to maturities at January 31, 2008 is as follows:

	2008	2008
	(Millions of yen)	(Thousands of U.S. dollars)
Over one year within five years	¥ 500	$ 4,699

6. Inventories

Inventories at January 3', 2007 and 2008 consisted of the following:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Finished products	¥ 20,371	¥ 20,286	$ 190,658
Work in process	17,981	19,762	185,733
Raw materials and supplies	27,030	34,512	324,361
Total	¥ 65,382	¥ 74,560	$ 700,752

7. Short-term bank loans and long-term debt

Short-term bank loans outstanding at January 31, 2007 and 2008 consisted of the following:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Unsecured	¥ 48,968	¥ 46,705	$ 438,957
Total short-term bank loans	¥ 48,968	¥ 46,705	$ 438,957

The average interest rates per annum for short-term bank loans were 1.6% and 1.5% at January 31, 2007 and 2008, respectively.
Long-term debt at January 31, 2007 and 2008 consisted of the following:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Loans from banks, insurance companies and other financial institutions, due serially through 2012 – with an average interest rate of 2.0% per annum:			
Collateralized	¥ 13,509	¥ 7,209	$ 67,754
Unsecured	67,083	53,539	503,187
Lease obligations, due serially through 2014 – with an average interest rate of 4.8% per annum:	6,690	6,736	63,308
Total Long-term debt	87,282	67,484	634,249
Less current portion	(33,566)	(24,082)	(226,335)
Long-term debt, less current portion	¥ 53,716	¥ 43,402	$ 407,914

Annual maturities of long-term debt as of January 31, 2008 for the next five years and thereafter are as follows:

Year Ending January 31,	(Millions of yen)	(Thousands of U.S. dollars)
2009	¥ 24,082	$ 226,335
2010	15,471	145,404
2011	21,529	202,340
2012	5,671	53,299
2013	565	5,310
2014 and thereafter	166	1,561
Total	¥ 67,484	$ 634,249

Assets pledged as collateral for short-term bank loans and long-term debt at January 31, 2007 and 2008, are as follows:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Land	¥ 6,802	¥ 6,920	$ 65,038
Buildings and structures	17,419	19,169	180,160
Machinery and equipment	26,307	38,288	359,849
Total	¥ 50,528	¥ 64,377	$ 605,047

8. Retirement and pension plans

The Company and certain consolidated subsidiaries have retirement benefit plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum retirement benefit from the Company or from certain consolidated subsidiaries and annuity payments from a trustee.

The liability for employees' retirement benefits at January 31, 2007 and 2008 consisted of the following:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	¥ 29,924	¥ 31,863	$ 299,464
Fair value of plan assets	(13,173)	(13,515)	(127,021)
Unrecognized actuarial loss	(862)	(1,815)	(17,057)
Unrecognized prior service cost	(826)	(692)	(6,504)
Net liability	¥ 15,063	¥ 15,841	$ 148,882

The components of net periodic benefit costs for employees' retirement benefit plans are as follows:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥ 1,863	¥ 2,314	$ 21,748
Interest cost	480	586	5,508
Expected return on plan assets	(297)	(323)	(3,036)
Recognized actuarial loss	128	184	1,730
Amortization of prior service cost	134	134	1,259
Net periodic benefit costs	¥ 2,308	¥ 2,895	$ 27,209

The Group has also paid additional retirement benefits to employees relating to restructurings amounting to ¥1,272 million ($11,955 thousand)for the year ended January 31, 2008. This payment is not included in net periodic benefit costs above but is included in loss incurred with business restructuring in the consolidated statements of income.

Assumptions used for the years ended January 31, 2007 and 2008 are set forth as follows:

	2007	2008
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	2.5%	2.5%
Amortization period of prior service cost	10 years	10 years
Recognition period of actuarial gain/loss	10 years	10 years

The liability for retirement benefits for directors and corporate auditors at January 31, 2007 and 2008 was ¥365 million and ¥357 million ($3,355 thousand) respectively.

9. Equity

On May 1, 2006, a new Corporate law (the "Corporate Law") became effective, which reformed and replaced Commercial Code of Japan (the "Code") with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of capital stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the capital stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the capital stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented

as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

On December 19, 2006 the Company increased its capital through a public offering (the number of issued shares: 6,850,000 shares, amount per share: ¥8,515.60, total amount: ¥58,332 million). Consequently, its capital stock increased by ¥29,166 million and its capital surplus increased by ¥29,166 million.

On January 15, 2007 the Company increased its capital through a issuance of new shares for third party allotment (the number of issued shares: 650,000 shares, amount per share: ¥8,515.60, total amount: ¥5,535 million). Consequently, its capital stock increased by ¥2,768 million and its capital surplus increased by ¥2,768 million.

A 2-for-1 common stock split was approved at a meeting of the Board of Directors held on November 29, 2006. Consequently, as of February 1, 2007, the numbers of the outstanding and authorized shares of common stock of the Company became 254,400,000 shares and 804,000,000 shares, respectively.

FORMASA SUMCO TECHNOLOGY CORPORATION, a consolidated subsidiary of the Company, increased its capital through a public offering of its shares at market price. As a result, a gain on change in a consolidated subsidiary was recorded to retained earnings.

10. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.1% for the years ended January 31, 2007 and 2008.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred income tax assets and liabilities at January 31, 2007 and 2008 are as follows:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred income tax assets:			
Tax loss carryforwards	¥ 22,258	¥ 12,809	$ 120,385
Depreciation	4,517	4,188	39,361
Employees' retirement benefits	5,778	6,153	57,829
Tax credit in Taiwan		3,745	35,197
Accrued enterprise taxes	520	3,044	28,609
Other	8,201	9,443	88,751
Subtotal	41,274	39,382	370,132
Valuation allowance	(17,976)	(15,384)	(144,587)
Total	¥ 23,298	¥ 23,998	$ 225,545
Deferred income tax liabilities:			
Investment in consolidated subsidiaries	¥ (1,114)	¥ (1,114)	$ (10,470)
Other	(547)	(355)	(3,336)
Total	¥ (1,661)	¥ (1,469)	$ (13,806)
Net deferred income tax assets	¥ 21,637	¥ 22,529	$ 211,739
Deferred income tax liabilities on revaluation reserve for land	¥ (1,785)	¥ (1,785)	$ (16,776)

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the years ended January 31, 2007 and 2008 are as follows:

	2007	2008
Normal effective statutory tax rate	40.1%	40.1%
Nondeductible expenses	0.2	0.1
Amortization of goodwill	0.7	0.7
Valuation allowance	(38.6)	(1.0)
Tax Credit	(1.0)	(5.5)
Other, net	(0.5)	(1.9)
Actual effective tax rate	0.9%	32.5%

11. Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended January 31, 2007 and 2008 consisted of the following:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Freight	¥ 3,451	¥ 5,388	$ 50,639
Sales commission	3,954	4,416	41,504
Salaries and bonuses for employees	6,164	8,887	83,524
Depreciation expenses	621	922	8,665
Research and development expenses	6,917	10,829	101,776
Rental charges and lease payments	810	1,240	11,654
Amortization of goodwill	1,368	2,227	20,930
Other	7,441	12,829	120,575
Total	¥ 30,726	¥ 46,738	$ 439,267

12. Loss incurred with business restructuring

Loss incurred with business restructuring for the year ended January 31, 2008 resulted from the plant closure of SUMCO France S.A.S.

13. Leases

(a) Finance leases

Pro forma information of leased property on an "as if capitalized" basis as of, or for the years ended, January 31, 2007 and 2008 are as follows:

	2007			2008	
	Machinery and Equipment	Others	Total	Machinery and Equipment	Machinery and Equipment
Acquisition cost	¥ 10,572	¥ 822	¥ 11,394	¥ 6,680	$ 62,782
Accumulated depreciation	6,612	502	7,114	3,123	29,352
Net leased property	¥ 3,960	¥ 320	¥ 4,280	¥ 3,557	$ 33,430

Obligations under finance leases:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 1,820	¥ 1,255	$ 11,795
Due after one year	2,460	2,302	21,635
Total	¥ 4,280	¥ 3,557	$ 33,430

Lease payments and depreciation expense under finance leases:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Lease payments	¥ 1,468	¥ 1,179	$ 11,081
Depreciation expense	1,468	1,179	11,081

An imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of income is computed by the straight-line method.

(b) Operating leases

Minimum rental commitments under noncancellable operating leases at January 31, 2007 and 2008 are as follows:

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 1,138	¥ 1,061	$ 9,972
Due after one year	3,382	2,448	23,007
Total	¥ 4,520	¥ 3,509	$ 32,979

14. Derivatives

The Group enters into foreign currency forward contracts to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Group also enters into interest rate swap contracts to manage its interest rate exposures on certain liabilities.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Group's business. Accordingly, the market risk in these derivatives is offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The fair value of the Group's derivative financial instruments at January 31, 2007 and 2008 are as follows:

	2007		
	Contract Amount	Fair Value	Unrealized Gain (Loss)
		(Millions of yen)	
Foreign currency forward exchange contracts:			
Sell US$	¥ 20,274	¥ 20,759	¥ (485)

	2008			2008		
	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)
		(Millions of yen)			(Thousands of U.S. dollars)	
Foreign currency forward exchange contracts: Sell US$	¥ 6,645	¥ 6,371	¥ 274	$ 62,453	$ 59,878	$ 2,575

Derivatives which qualify for hedge accounting for the years ended January 31, 2007 and 2008 are excluded from the disclosure of fair value information.

15. Related party transactions

Significant transactions between the Company and related parties for the years ended January 31, 2007 and 2008 are as follows:

January 31, 2007	Purchase of fixed assets	Notes and accounts payable
	(Millions of yen)	
Sumitomo Metal Fine Technology Co., Ltd.	¥ 7,984	¥ 3,477
Mitsubishi Materials Techno Corporation	¥ 6,542	¥ 3,569

January 31, 2008	Purchase of fixed assets	Notes and accounts payable
	(Millions of yen)	
Sumitomo Metal Fine Technology Co., Ltd.	¥ 11,031	¥ 4,412
Mitsubishi Materials Techno Corporation	¥ 8,760	¥ 2,910

January 31, 2008	Purchase of fixed assets	Notes and accounts payable
	(Thousands of dollars)	
Sumitomo Metal Fine Technology Co., Ltd.	$ 103,675	$ 41,466
Mitsubishi Materials Techno Corporation	$ 82,331	$ 27,350

Mitsubishi Materials Corporation and Sumitomo Metal Industries, Ltd. each owned 28.18% of the Company's shares in 2007 and 2008. Sumitomo Metal Fine Technology Co., Ltd. is a wholly-owned subsidiary of Sumitomo Metal Industries, Ltd., and Mitsubishi Materials Techno Corporation is a wholly-owned subsidiary of Mitsubishi Materials Corporation.

16. Contingent liabilities

Contingent liabilities at January 31, 2007 and 2008 are as follows.

	2007	2008	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Loan guarantees for employees	¥ 2,111	¥ 1,942	$ 18,252
A Loan guarantee for an affiliate	57		
Total	¥ 2,168	¥ 1,942	$ 18,252

17. Segment information

(a) Industry segments

Industry segment information is not provided because the Group has only one industry segment which is 'Crystalline silicon'.

(b) Geographic segments

2007	Japan	North America	Asia	Europe	Eliminations or corporate	Consolidated
	(Millions of yen)					
Sales to customers	¥ 237,591	¥ 53,505	¥ 4,503	¥ 23,787		¥ 319,386
Intersegment sales	76,633	16,556	6,956	1,390	¥ (101,535)	
Total sales	314,224	70,061	11,459	25,177	(101,535)	319,386
Operating expenses	228,620	67,423	8,056	25,567	(94,670)	234,996
Operating profit (loss)	¥ 85,604	¥ 2,638	¥ 3,403	¥ (390)	¥ (6,865)	¥ 84,390
Assets	¥ 486,656	¥ 45,152	¥ 53,581	¥ 10,477	¥ (17,012)	¥ 578,854

2008	Japan	North America	Asia	Europe	Eliminations or corporate	Consolidated
	(Millions of yen)					
Sales to customers	¥ 359,348	¥ 57,171	¥ 32,715	¥ 25,717		¥ 474,951
Intersegment sales	98,036	20,265	10,487	1,401	¥ (130,189)	
Total sales	457,384	77,436	43,202	27,118	(130,189)	474,951
Operating expenses	322,905	71,101	32,216	27,322	(118,979)	334,565
Operating profit (loss)	¥ 134,479	¥ 6,335	¥ 10,986	¥ (204)	¥ (11,210)	¥ 140,386
Assets	¥ 573,842	¥ 43,602	¥ 80,904	¥ 8,904	¥ 3,243	¥ 710,495

2008	Japan	North America	Asia	Europe	Eliminations or corporate	Consolidated
	(Thousands of U.S. dollars)					
Sales to customers	$ 3,377,331	$ 537,321	$ 307,472	$ 241,701		$ 4,463,825
Intersegment sales	921,391	190,461	98,562	13,167	$(1,223,581)	
Total sales	4,298,722	727,782	406,034	254,868	(1,223,581)	4,463,825
Operating expenses	3,034,822	668,243	302,782	256,785	(1,118,224)	3,144,408
Operating profit (loss)	$ 1,263,900	$ 59,539	$ 103,252	$ (1,917)	$ (105,357)	$ 1,319,417
Assets	$ 5,393,252	$ 409,793	$ 760,376	$ 83,684	$ 30,480	$ 6,677,585

(1) The change of translating revenue and expense accounts of the consolidated foreign subsidiaries

The Company changed its accounting policy for translating revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen to more appropriately present the results of operations of the foreign consolidated subsidiaries as their significance increased. Consequently, revenue and expense accounts of the foreign consolidated subsidiaries are now translated into Japanese yen at the average rates during each subsidiary's fiscal year. Prior to December 31, 2006, they had been translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. As a result of this change, sales in North America, Asia and Europe for the current fiscal year increased by ¥2,425 million ($22,791 thousand), ¥1,164 million ($10,940 thousand) and ¥305 million ($2,867

thousand), respectively, and operating profit increased by ¥225 million ($2,115 thousand), ¥212 million ($1,992 thousand), ¥6 million ($56 thousand), as compared with the corresponding amounts which would have been recorded under the previous method.

(2) The change of depreciation method of property, plant and equipment

Effective in the year ended January 31, 2008, in accordance with the revised Japanese Corporation tax law, the Company and its domestic subsidiaries changed the depreciation method of property, plant and equipment acquired on or after April 1, 2007. As a result of this change, both operating profit and assets in Japan decreased by ¥1,631 million ($15,329 thousand).

(c) Overseas sales

	2007			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥ 52,335	¥ 105,470	¥ 28,286	¥ 186,091
Consolidated net sales				319,386
Percentage of overseas sales to consolidated net sales	16.4%	33.0%	8.9%	58.3%

	2008			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥ 72,623	¥ 190,774	¥ 32,559	¥ 295,956
Consolidated net sales				474,951
Percentage of overseas sales to consolidated net sales	15.3%	40.2%	6.8%	62.3%

	2008			
	North America	Asia	Others	Total
	(Thousands of U.S. dollars, except percentages)			
Overseas sales	$ 682,547	$ 1,792,989	$ 306,005	$ 2,781,541
Consolidated net sales				4,463,825
Percentage of overseas sales to consolidated net sales	15.3%	40.2%	6.8%	62.3%

The Company changed its accounting policy for translating revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen to more appropriately present the results of operations of the foreign consolidated subsidiaries as their significance increased. Consequently, revenue and expense accounts of the foreign consolidated subsidiaries are now translated into Japanese yen at the average rates during each subsidiary's fiscal year. Prior to December 31, 2006, they had been translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. As a result of this change, sales in North America, Asia and Europe for the current fiscal year increased by ¥1,681 million ($15,799 thousand), ¥906 million ($8,515 thousand) and ¥401 million ($3,769 thousand), respectively.

18. Subsequent events

(a) Acquisition of treasury stock

At a meeting of the Board of Directors held on March 6, 2008, the Company resolved to conduct an acquisition of treasury stock.

(1) Reason for the acquisition of treasury stock
The acquisition of treasury stock will be conducted as a measure to increase the stock value.

(2) Method of the acquisition
Purchase from securities market

(3) Type of stock to be acquired
Common stock of the Company

(4) Maximum number of shares to be acquired
15,000 thousand shares

(5) Maximum purchase price
¥30,000 million ($281,955 thousand)

(6) Purchase period
From March 7, 2008 to May 20, 2008

The Company completed the acquisition of treasury stock in accordance with the resolution mentioned above.

(1) Purchase period
From March 7, 2008 to April 8, 2008

(2) Number of shares to be acquired
14,405,100 shares

(3) Purchase price
¥29,999,777,700 ($281,952,797.93)

(b) SUMCO TECHXIV CORPORATION becoming a wholly owned subsidiary of the Company through a share exchange

At a meeting of the Board of Directors held on March 6, 2008, the Company resolved to conduct a share exchange through which SUMCO TECHXIV CORPORATION (STC) will become a wholly owned subsidiary of the Company and the Company and STC concluded a share exchange agreement as of the same date.

(1) Purpose of the share exchange
On October 18, 2006, the Company acquired 51% of the issued and outstanding shares of STC through a takeover bid. Both companies have shared strategies and pursued synergies in the silicon wafers business since then, and in order to meet the ever-increasing expectations of its customers, the Company determined that it is necessary to pursue integration ever further. This determination led the Company to the conclusion of a share exchange agreement whereby STC becomes a wholly owned subsidiary of the Company.

(2) Outline of STC

Name:	SUMCO TECHXIV CORPORATION
Description of business:	Manufacturing and sales of silicon wafers
Share capital:	¥11,636 million ($109,361 thousand), as of January 31, 2008
Stock exchange:	Second Section of the Tokyo stock exchange, Inc.
Shares issued:	30,200 thousand shares

(3) Summary of the share exchange

(i) Schedule of the share exchange

Record date of annual shareholders' meeting	(SUMCO TECHXIV)	January 31, 2008 (Thursday)
Resolutions of board of directors for the share exchange	(Both companies)	March 6, 2008 (Thursday)
Execution of the share exchange agreement	(Both companies)	March 6, 2008 (Thursday)
Resolutions of annual shareholders' meeting for the share exchange	(SUMCO TECHXIV)	April 23, 2008 (Wednesday)
(The following are expected dates.)		
Date of de-listing	(SUMCO TECHXIV)	May 26, 2008 (Monday)
Effective day of the share exchange		May 30, 2008 (Friday)
Due date of delivery of share certificates		Late July, 2008

Note: The Company will implement the share exchange through a summary share exchange proceeding for which the resolution of the shareholders' meeting is not required pursuant to Article 796, Paragraph 3 of the Corporate Law.

(ii) Ratio of the Share Exchange
1.2 shares of common stock of the Company will be allotted and delivered in exchange for each share of STC. However, for the 15,402 thousand shares of STC owned by the Company, there will be no allotment in the Share Exchange.

(iii) Basis for the ratio of the share exchange
The Company requested from Daiwa Securities SMBC Co. Ltd., and STC requested from KPMG FAS Co., Ltd. an evaluation of the ratio of the share exchange, and they adopted the market stock price basis method and the DCF method in the calculation. The Company and STC had mutual negotiations and discussions based on their valuation methods, and approved the above ratio of the Share Exchange.

(iv) Shares to be needed for the share exchange
The Company will use treasury stock and newly issued shares.

(v) Goodwill incurred with the share exchange
It hasn't been fixed at the moment.

(c) Appropriations of retained earnings

The following appropriations of retained earnings at January 31, 2008 were approved at the Company's shareholders meeting held on April 25, 2008:

	(Millions of yen)	(Thousands of U.S. dollars)
Year-end cash dividends, ¥27.5 ($0.26) per share	¥ 6,996	$ 65,752

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SUMCO CORPORATION:

We have audited the accompanying consolidated balance sheets of SUMCO CORPORATION (the "Company") and consolidated subsidiaries as of January 31, 2007 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries as of January 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

April 25, 2008

Member of
Deloitte Touche Tohmatsu

Corporate Information

As of January 31, 2008

Offices and Plants (As of April 25, 2008)

Head Office	: Tokyo
Offices	: Tokyo, Osaka, Fukuoka
Representative Offices	: Shanghai
Plants	: Imari Plant, Saga Plant, Kansai Plant (Ikuno), Kansai Plant (Amagasaki), Yonezawa Plant, Chitose Plant, Noda Plant

Stock Information

Total number of shares authorized	804,000,000 shares
Total number of issued and outstanding shares	254,400,000 shares
Number of shareholders	68,057

Major Shareholders

	Number of shares (Thousand shares)	% of total shares
Sumitomo Metals	71,700	28.18%
Mitsubishi Materials	71,700	28.18%
The Master Trust Bank of Japan, Ltd. (Trust Account)	7,123	2.80%
The Japan Trustee Services Bank, Ltd. (Trust Account)	5,235	2.06%
Nomura Securities Co., Ltd.	3,607	1.42%
Japan Securities Finance Co., Ltd.	2,091	0.82%
Morgan Stanley & Co. International PLC	1,933	0.76%
The Chase Manhattan Bank 385036	1,650	0.65%
Dresdner Kleinwort (Japan) Limited, Tokyo Branch	1,503	0.59%
Goldman Sachs International	1,427	0.56%

Corporate History

SUMCO Corporation was established in July 1999 as Silicon United Manufacturing Corp. (SUMCO) for the purpose of developing and manufacturing 300mm wafers. The Company was owned jointly by Sumitomo Metal Industries, Ltd., Mitsubishi Materials Corp. and Mitsubishi Materials Silicon Corp.

In February 2002, the Company acquired the silicon wafer business of Sumitomo Metal Industries, Ltd. and merged with Mitsubishi Materials Silicon. At the same time, the Company changed its name to Sumitomo Mitsubishi Silicon Corp. The objective of these business integrations was to build the powerful base of operations needed to support the huge up-front investments needed to expand production of 300mm wafers. Integrating these operations was also expected to produce synergies by combining the technological resources of Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corp. and to give the Company a larger base of customers.

In August 2005, the Company changed its name to SUMCO, a name that was well known among customers as the brand used for the Company's products. In November 2005, the Company's shares were listed on the first section of the Tokyo Stock Exchange.

On October 18, 2006, the Company used a public tender offer to acquire a majority equity stake in Komatsu Electronic Materials (now SUMCO TECHXIV). Following this acquisition, SUMCO Group became the world's preeminent silicon wafer supplier in terms of its product lineup and comprehensive technological skills.

SUMCO

SUMCO Group Network



● Sales offices ○ Plants ○ Offices · Main Subsidiaries ● SUMCO TECHXIV CORPORATION
Taiwan
Taiwan
(FORMOSA SUMCO TECHNOLOGY CORPORATION)
Belgium
UK
Singapore
Indonesia
China
Korea
Albuquerque
Cincinnati
Phoenix
San Jose
Osaka
Amagasaki
Ikuno
Fukuoka
Imari
Nagasaki
(SUMCO TECHXIV CORPORATION)
Saga
Chitose
Akita
(Japan Super Quartz Corporation)
Yonezawa
Noda
(SUMCO Technology Corporation)
TokyoHead Office
Wakayama
(SUMCO Solar Corporation)
Miyazaki
(SUMCO TECHXIV CORPORATION)

Consolidated Subsidiaries

SUMCO TECHXIV CORPORATION	SUMCO USA Sales Corporation
SUMCO Solar Corporation	SUMCO Funding Corporation
Japan Super Quartz Corporation	STX Finance America, Inc.
Minamata Denshi Co., Ltd.	SUMCO Personnel Services Corporation
SUMCO Technology Corporation	SUMCO Europe Sales Plc
SUMCO Service Corporation	SUMCO TECHXIV EUROPE N.V.
SUMTEC SERVICE CORPORATION	PT. SUMCO Indonesia
SUMCO Phoenix Corporation	SUMCO Singapore Pte. Ltd.
SUMCO Southwest Corporation	FORMOSA SUMCO TECHNOLOGY CORPORATION

SUMCO CORPORATION

END

Inquiries For further information, please contact;

SUMCO CORPORATION

Public Relations & IR Department
Seavans North, 1-2-1 Shibaura, Minato-ku, Tokyo 105-8634, Japan
TELEPHONE : +81-3-5444-3915 FAX : +81-3-5444-3929
URL : http://www.sumcosi.com/english
E-Mail : ir@sumcosi.com

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